FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación, sn

28050 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☒            No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- June 2012	1

FINANCIAL HIGHLIGHTS

•	Second quarter results showed an improvement vs. the first quarter, with a better performance across all metrics from OIBDA to net income in underlying terms.

•	OIBDA showed a significant improvement in the second quarter of the year in all regions and totalled 10,431 million euros in the first half of 2012, with an OIBDA margin of 33.7%:

•

Second quarter consolidated OIBDA (5,350 million euros) increased 5.3% vs. the first quarter. Consolidated OIBDA margin improved sequentially to 34.6% in the second quarter of 2012 in underlying terms (32.8% in the first quarter), reflecting cost containment measures.

•

Telefónica España’s OIBDA totalled 1,718 million euros in the second quarter of 2012, posting a 3.0% quarter-on-quarter growth, with a significant OIBDA margin expansion (45.0% in the second quarter vs. 42.8% in the first quarter).

•	Consolidated revenues totalled 30,980 million euros in the first half of the year (+0.3% year-on-year), with different realities across regions reflecting the benefits of diversification:

•	Solid revenue growth in Latin America (+7.0% year-on-year) offset lower sales in Europe (-6.1%), strongly impacted by adverse economic and regulatory conditions.

•	Excluding the impact of mobile termination rate cuts, revenues grew 1.5% year-on-year during the first half of 2012.

•	Mobile data revenues continued to show strong dynamism, rising by 15.7% year-on-year to account for 34% of consolidated mobile service revenues

•	Telefónica reached 312 million accesses at the end of the first half of 2012, posting a 6% year-on-year growth:

•	The strong expansion in mobile accesses (+7% year-on-year) remains the main growth driver of total accesses.

•	Mobile broadband accesses maintained their solid growth rate (+51% year-on-year), already accounting for 18% of total mobile accesses, as a result of a massive smartphone adoption.

•	Remarkable increased commercial activity in Latin America and churn contention in Europe, improving the commercial momentum in this region.

•	Net income stood at 1,327 million euros in the second quarter of 2012 (1,534 million euros in underlying terms) vs. 748 million euros in the previous quarter (1,284 million euros in underlying terms).

•	The Company confirms its guidance for 2012 in terms of OIBDA margin, CapEx/Sales and leverage ratio while restating its revenue target:

•	Revenue growth flat to positive in current euros (previously > 1%)

•	Lower OIBDA margin decline than in 2011.

•	Similar CapEx/sales as in 2011, excluding spectrum.

•	Net financial debt / OIBDA < 2.35x (equivalent to previous (Net Debt+Commitments) / OIBDA < 2.5x).

•

The Board of Directors has decided that, under the criteria of prudent administration and extremely challenging conditions, it is in the best interest of all Telefónica’s stakeholders that the dividend and share buyback program corresponding to 2012 be cancelled (including November

January — June 2012 Results — TELEFÓNICA

2012 and May 2013 cash and scrip payments, respectively) as a one-time exceptional measure. The Company will resume its shareholder remuneration in 2013 by paying a dividend of 0.75 euros per share, with the intention of paying it in two tranches: a first payment in the fourth quarter of 2013 and a second payment in the second quarter of 2014.

•	The proactive financing policy during the first half of the year and the adjustment in shareholder remuneration policy enable the Company to have debt maturities covered till the end of 2013

2012 operating guidance criteria: Assumes current exchange rates (2012 average FX of € 1: US: 1.32x; € 1: BRL 2.30; € 1: £ 0.85) and constant perimeter of consolidation. At the OIBDA level, excludes write-offs, capital gains/losses from companies’ disposals and significant exceptionals. CapEx excludes spectrum licenses.

2011 bases for 2012 targets:

•	Net Financial Debt / OIBDA: 2.46 x.

•	Revenues: 62,837 million euros.

•	OIBDA Margin: 36.1%.

•	CapEx/Sales, ex spectrum: 14.2%.

January — June 2012 Results — TELEFÓNICA

Comments from César Alierta, Executive Chairman:

“Telefónica’s second quarter results showed an improvement quarter-on-quarter, especially at OIBDA level. In underlying terms, OIBDA increased sequentially across regions and translated into margin expansion, as a result of the strict cost-containment measures undertaken.

Our strong diversification continues to be a key lever amid challenging trading conditions in some of our markets, with a growing contribution of Telefónica Latinoamérica to consolidated results and market risk perception decoupled from solid business fundamentals.

I would especially like to highlight our achievements in Spain, where initiatives to recover market competitiveness are already leading to a sharp reduction in churn and a significant improvement in customer satisfaction, driving significant efficiencies in both commercial expenses and investment. In addition, the removal of handset subsidies for new customers coupled with the fast execution of the redundancy programme, have generated material savings. As such, business profitability improved, with quarter-on-quarter growth in OIBDA.

January-June performance allows us to reiterate our year-end targets for OIBDA margin and CapEx to Sales ratio. However, due to the weaker than anticipated economic conditions in some countries and a stronger negative impact from regulation than envisaged, we have updated our revenue guidance and we now expect to deliver flat to positive revenue growth in current euros in 2012.

On the other hand, the Company continues making progress with initiatives to optimise the use of resources, such as the network-sharing agreements reached recently with other operators in the UK and Mexico.

In parallel, we continue to push forward with the development of Telefónica Digital to capture new growth opportunities in the digital world and bolster our growth profile, making significant progress in our transformation into a “Digital Telco”.

Lastly, to show the Company’s determination to effectively defuse potential financial risks that are being exacerbated by unprecedented exogenous factors in the current extremely challenging economic and financial environment, the Board of Directors has decided that under the criteria of prudent administration it is in the best interest of all Telefónica’s stakeholders that the dividend and share buyback program corresponding to 2012 are cancelled as a one-time exceptional measure. The Company will resume its shareholder remuneration in 2013 by paying a dividend of 0.75 euros per share. This exceptional decision, will immunize the company from debt markets liquidity conditions, by having debt maturities covered till the end of 2013, without considering announced asset disposals to which the Company remains fully committed.

Year-to date we have distributed to our shareholders 2.8 billion euros in cash dividends and we will continue remunerating our shareholders via dividend payments in 2013”.

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June		% Chg
	2012	2011	Reported	Organic
Revenues	30,980	30,886	0.3	(0.5)
Telefónica Latinoamérica	14,963	13,978	7.0	6.4
Telefónica Europe	15,076	16,063	(6.1)	(7.1)
Other companies & eliminations	941	845	11.3

OIBDA	10,431	11,304	(7.7)	(6.7)
Telefónica Latinoamérica	5,212	5,172	0.8	0.8
Telefónica Europe	5,185	5,996	(13.5)	(13.9)
Other companies & eliminations	34	136	(74.7)

OIBDA margin	33.7%	36.6%	(2.9 p.p. )	(2.2 p.p. )
Telefónica Latinoamérica	34.8%	37.0%	(2.2 p.p. )	(2.0 p.p. )
Telefónica Europe	34.4%	37.3%	(2.9 p.p. )	(2.7 p.p. )

Operating Income (OI)	5,300	6,348	(16.5)	(13.9)
Telefónica Latinoamérica	2,730	2,861	(4.6)	(3.5)
Telefónica Europe	2,691	3,492	(22.9)	(23.1)
Other companies & eliminations	(122)	(5)	n.s.

Net income	2,075	3,162	(34.4)
Basic earnings per share (euros)	0.46	0.69	(33.3)

CapEx	3,658	3,838	(4.7)	9.2
Telefónica Latinoamérica	1,910	2,067	(7.6)	15.7
Telefónica Europe	1,562	1,603	(2.6)	(3.7)
Other companies & eliminations	186	167	11.1

OpCF (OIBDA-CapEx)	6,774	7,466	(9.3)	(13.4)
Telefónica Latinoamérica	3,302	3,105	6.3	(6.2)
Telefónica Europe	3,623	4,393	(17.5)	(17.7)
Other companies & eliminations	(151)	(31)	n.m.

•	Reconciliation included in the excel spreadsheets.

Notes:

•	OIBDA and OI are presented before brand fees and management fees.

•	OIBDA margin calculated as OIBDA over revenues.

•	2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela in both years.

•	CapEx includes 6 million euros from the spectrum acquired out of which 5 correspond to Nicaragua in the first quarter of 2012, 355 in Brazil and 68 in Costa Rica in Q2 11.

•

From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T.Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda), T. España and T. Europe (TIWS, TNA, Jajah, Tuenti and Terra España) have been excluded from their consolidation perimeters and are included within “Other companies and eliminations”. Additionally, from the beginning of the year, the perimeter of consolidation of T.Europe includes T.España. As a result, the results of T. Europe, T. Latinoamérica and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect the above mentioned new organization. As this is an intragroup change, Telefónica consolidated results for 2011 are not affected.

•

Organic criteria: In financial terms, it assumes constant average exchange rates as of January-June 2011, and excludes hyperinflation accounting in Venezuela. Therefore, in OIBDA and OI terms, the first half-year of 2011 excludes the positive impact of the partial sale of our stake in Portugal Telecom (+183 million euros). Telefónica’s CapEx excludes spectrum investment and, in 2011, Real Estate commitments in relation to the new Telefónica headquarters in Barcelona.

January — June 2012 Results — TELEFÓNICA

January – June 2012

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). This financial information is unaudited.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	June
	2012	2011	% Chg
Final Clients Accesses	306,211.3	290,029.0	5.6
Fixed telephony accesses (1)	40,038.4	40,693.9	(1.6)
Internet and data accesses	19,342.9	18,909.6	2.3
Narrowband	758.8	1,117.1	(32.1)
Broadband (2)	18,429.8	17,631.9	4.5
Other (3)	154.3	160.6	(3.9)
Mobile accesses (4)	243,506.0	227,323.6	7.1
Prepay (5)	164,997.9	154,751.8	6.6
Contract (6)	78,508.1	72,571.7	8.2
Pay TV (7)	3,324.0	3,101.9	7.2

Wholesale Accesses	5,540.3	4,994.2	10.9
Unbundled loops	3,107.4	2,702.3	15.0
Shared ULL	192.5	223.7	(13.9)
Full ULL	2,914.9	2,478.5	17.6
Wholesale ADSL (8)	823.8	785.7	4.9
Other (9)	1,609.0	1,506.2	6.8

Total Accesses	311,751.6	295,023.2	5.7

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures (thousands)

	June
	2012	2011	% Chg
Prepay percentage (%)	67.8%	68.1%	(0.3 p.p.	)
Contract percentage (%)	32.2%	31.9%	0.3 p.p.
MBB accesses (‘000)	44,901.6	29,801.1	50.7%
MBB penetration (%)	18%	13%	5.3 p.p.
Smartphone penetration (%)	16%	10%	5.9 p.p.

Notes:

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL. Since the first quarter of 2012, fixed telephony accesses include 384 thousand VoIP customers in Germany and 65 thousand fixed lines in UK to homogenize these accesses to the criteria of Telefónica.
(2)	ADSL, satellite, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.
(4)	First quarter of 2012 includes the disconnection of 2.0 million inactive accesses in Spain.
(5)	First quarter of 2012 includes the disconnection of 1.2 million inactive accesses in Spain. Additionally, 360 thousand inactive accesses were disconnected in Chile in the third quarter of 2011. In Brazil, 1.0 million inactive accesses were disconnected in the fourth quarter of 2011 and 1.6 million inactive accesses in the second quarter of 2012.
(6)	First quarter of 2012 includes the disconnection of 0.8 million inactive accesses in Spain.
(7)	Includes 150 thousand clients of TVA in June 2011.
(8)	Includes ULL rented by T. Germany and T. UK.
(9)	Circuits for other operators. Includes Wholesale Line Rental (WLR) in Spain.

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA

Consolidated Results

Beginning in January 2012, Telefónica’s consolidated results are reported in line with the new corporate structure approved in September 2011 that contemplates two regional business units, Telefónica Europe and Telefónica Latinoamérica, and two global business units, Telefónica Digital and Telefónica Global Resources.

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure.

For the purpose of presenting information on a regional basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each Group region, while centrally-managed projects are included at the regional level. This breakdown of the results does not affect Telefónica’s consolidated earnings.

In line with this reorganisation, Telefónica has included in the Telefónica Latinoamérica and Telefónica Europe regional business units all information pertaining to fixed, mobile, cable, data, Internet and television businesses based on their respective locations. The “Other companies” heading includes the global business units Telefónica Digital and Telefónica Global Resources, which are not taken into account for segmental reporting, the Atento business, as well as other Group subsidiaries and eliminations from the consolidation process.

As of 1 January 2012, Telefónica Europe’s consolidation perimeter encompasses Telefónica España, with the exception of Tuenti and Terra España. Conversely, Telefónica International Wholesale Services (TIWS), Telefónica North America (TNA) and Jajah are excluded. The latter three companies are now listed under the “Other Companies and Eliminations” heading, as part of a group of businesses managed by Telefónica Digital and Telefónica Global Resources. Similarly, the operations of Terra, Medianetworks Peru, Wayra and the joint venture Wanda, which in 2011 fell under Telefónica Latinoamérica’s scope, are now listed under the “Other Companies and Eliminations” heading, as part of a group of businesses run by Telefónica Digital.

With the aim of facilitating a homogeneous understanding of the information, the financial results of Telefónica Europe and Telefónica Latinoamérica have been restated for the fiscal year 2011 to reflect the new corporate structure as of January 2011. Telefónica’s consolidated results are unaffected by the restatement.

Also, with the objective to provide greater detail in a consistent manner across regions, from January 2012 the revenue breakdown by country is reported under a new structure. Thus, the fixed business is subdivided into “Broadband and new services revenues,” “Voice and Access Revenue” and “Others”, while reporting of mobile revenues is subdivided into “Mobile Service Revenue,” that include “Mobile Data Revenue,” and “Handset Revenues.”

In the first half of 2012, Telefónica’s results were significantly impacted by the difficult trading environment in key countries, including adverse economic conditions, intense competition and the negative effects of regulation.

Against this backdrop, the Company’s highly diversified portfolio and the increasing contribution of Latin America and Germany, where solid growth is maintained, are the key levers to offset the performance in the rest of Europe.

January — June 2012 Results — TELEFÓNICA

Nevertheless, second quarter results showed a better OIBDA performance with quarter-on-quarter growth across regions and a sequential quarter-on-quarter OIBDA margin expansion, leveraging on cost contention initiatives across regions, being particularly noteworthy the return to positive quarter-on-quarter OIBDA growth in Telefónica España.

In this regard, since the beginning of the year the Company announced a number of significant initiatives focusing on maximising efficiency and improving profitability, that will result in strong benefits for the whole market. As such, it should be highlighted the introduction of a new commercial model in Spain, with handset subsidies’ removal in new customer acquisition. This will result in a strong commercial expenses reduction, with net savings already visible. In this sense, handset subsidies were gradually reduced in the UK in the second quarter of the year. Additionally, in the UK and Mexico network sharing agreements with other operators were recently signed, which will lead to further savings in the coming years.

In parallel, the Company has achieved relevant progress to capture new opportunities in the digital world, reaching important agreements in relation to M2M, Security, Cloud and Financial Services.

Total accesses increased by 6% year-on-year to 312 million by the end of June 2012, driven by the mobile segment (+7% year-on-year). Mobile net additions in the first half totalled 8.3 million (excluding 3.6 million mobile accesses disconnections in Spain and Brazil), up 18% year-on-year. Contract mobile accesses grew 8% year-on-year, accounting for 32% of total mobile accesses.

The Company’s mobile broadband accesses posted a solid growth of 51% year-on-year to 44.9 million at the end of the first half, accounting for 18% of mobile accesses (+5 percentage points year-on-year). It should be highlighted the continued smartphone adoption by our customers (with attached data tariffs), with 6.9 million net additions in the first half. Out of this amount, 4.8 million came from Latin America doubling the net additions registered in the same period of 2011.

Telefónica’s retail fixed broadband accesses increased 5% year-on-year to 18.4 million at the end of June 2012, with 364 thousand net additions (89 thousand in the second quarter), with a sustained growth of Telefónica Latinoamérica accesses.

By regions, Telefónica Latinoamérica’s total access base grew 10% year-on-year, after recording 8.5 million mobile net additions during the first half of the year (excluding the disconnections mentioned above), up 36% year-on-year.

Revenues in the first half of 2012 totalled 30,980 million euros, with a year-on-year growth of 0.3%, underpinned by higher sales at Telefónica Latinoamérica (+7.0% year-on-year), which more than offset the lower revenues from the European operations (-6.1% year-on-year). Excluding the negative impact of lower mobile termination rates, revenues rose 1.5% year-on-year. Exchange rate fluctuations contributed with 0.8 percentage points to the growth (-0.5% in organic terms).

The Company’s focus in capturing the high-growth in the mobile data business was reflected in the sustained growth of mobile data revenues (+15.7% year-on-year; +14.1% in organic terms), accounting for more than 34% of mobile service revenues in the first half of the year (30% over the same period in 2011). There was also a sharp increase in non-SMS data revenues (+26.6% year-on-year; +25.1% in organic terms), accounting for more than 56% of total data revenues (+5 percentage points vs. January-June 2011).

The Company’s high diversification was reflected by the increased contribution of Telefónica Latinoamérica, which accounted for 48% of consolidated revenues during the first half of the year (+3.0 percentage points year-on-year) and remains the main growth driver (+3.2 percentage points year-on-year). On the other hand, Telefónica Europe accounted for 49% of consolidated revenues (-3.3 percentage points year-on-year) and, within the former, Telefónica España’s contribution fell by 3.4 percentage points to represent 25% of consolidated revenues.

January — June 2012 Results — TELEFÓNICA

Consolidated operating expenses amounted to 21,268 million euros, up 4.7% vs. the first half of 2011 (+3.8% in organic terms), decelerating significantly their growth rate in the second quarter (+3.6% reported vs. +5.9% in the first quarter) mainly due to a lower increase in commercial costs and higher efficiencies achieved.

•

Supplies during the first half of the year totalled 9,060 million euros, up 1.9% year-on-year (+0.2% in organic terms) due to increased purchases of handsets in Latin America related to the increased smartphone penetration in the region. Nevertheless, the year-on-year growth eased in the second quarter compared to the first quarter (+2.7% reported; +1.9% in organic terms in the first quarter of 2012), positively affected by various factors: lower mobile interconnection costs, reversion of a provision in Brazil and reduction of commercial expenses in some European markets.

•

Subcontract expenses (6,708 million euros) rose by 6.3% year-on-year (+6.0% in organic terms), decreasing its year-on-year growth with respect to the first quarter of the year (+8.7% reported; +8.4% organic in the first quarter of 2012), mainly due to optimised spending on advertising and marketing and more efficient management of network and system costs.

•

Personnel expenses stood at 4,377 million euros, up 5.7% year-on-year (+5.3% in organic terms), decelerating with respect to the first quarter (+6.7% reported; +6.6% in organic terms in the first quarter of 2012). This item reflected rising costs in Latin America in countries with higher inflation and non-recurrent expenses associated to redundancy programs in Brazil, Czech Republic and Ireland, which were partially offset by major savings in Spain deriving from the redundancy program approved in 2011.

The average headcount was 287,437 employees (2,348 employees more than the average for the first half of 2011), mainly due to the higher workforce at Atento. Excluding Atento, Telefónica’s average workforce stood at 132,667 employees, 948 fewer than in the same period of 2011, following the redundancy programs mentioned above.

Gains on sales of fixed assets during the first half of the year stood at 285 million euros, compared to 245 million euros in the first half of 2011. In 2012 this amount mainly includes the impact from the sale of non-strategic towers, principally in Spain, Brazil and Mexico, for a total amount of 211 million euros (88 million euros in the second quarter mainly in Brazil and Mexico), as well as a capital gain of 39 million euros from the sale of applications in the second quarter (including 18 million euros from the sale of applications in Telefónica España). This heading, in the first half of 2011, included the positive effects of the partial reduction of our economic exposure to Portugal Telecom (183 million euros; 93 million euros in the second quarter) and the sale of non-strategic towers (44 million euros; 32 million euros in the second quarter).

During the first half of 2012, operating income before depreciation and amortisation (OIBDA) amounted to 10,431 million euros (-7.7% year-on-year; -6.2% in underlying terms), and recorded an improvement of 1.1 percentage points compared to the first quarter of the year (+1.2 percentage points in underlying terms), leveraging on cost initiatives and efficiencies achieved.

OIBDA margin stood at 33.7% in the first half of the year (-2.9 percentage points year-on-year; -2.3 percentage points in underlying terms), showing a significant sequential improvement vs. the first quarter. Thus, OIBDA margin in the second quarter was 34.6% in underlying terms vs. 32.8% in the first quarter, registering, as well, a lower year-on-year erosion (-1.9 percentage points vs. -2.8 percentage points in the first quarter).

Telefónica’s geographic diversification is again reflected by the increasing contribution of Telefónica Latinoamérica to consolidated underlying OIBDA, accounting for 50% (+3.8 percentage points with respect to 2011). It is worth to highlight that Telefónica España’s contribution to total OIBDA fell to

January — June 2012 Results — TELEFÓNICA

32% (-2.8 percentage points year-on-year), and thus Telefónica Europe accounts for 50% of total OIBDA.

Depreciation and amortisation in the first six months of the year (5,131 million euros) increased by 3.5% year-on-year (+2.5% in organic terms) mainly due to the amortisation of the new spectrum acquired in Germany, Brazil, Colombia, Spain and Mexico, and the increase of fixed assets. The depreciation and amortisation charges derived from purchase price allocation processes amounted to 492 million euros in the January-June period (-12.9% year-on-year).

In the first half of the year, operating income (OI) totalled 5,300 million euros (-16.5% year-on-year; -13.9% in underlying terms), with an improved trend in the second quarter (-15.3% year-on-year; -12.2% in underlying terms).

Profit from associates stood at -498 million euros in the first semester (-534 million euros during the same period in 2011), mainly due to Telco, S.p.A.’s adjustment of the value of its investment in Telecom Italia, as well as of the operating synergies achieved, with both effects totalling 512 million euros in 2012 and 505 million euros in 2011. It should be pointed out that these effects were non-cash impacts.

Net financial expenses in the first half of 2012 reached 1,585 million euros, of which 20 million euros were negative foreign exchange differences. This yielded an effective cost of debt of 5.82% in the last 12 months (5.22% at December 31st 2011). Excluding foreign exchange differences, the effective cost of debt would be 5.47% compared to 4.91% at December 31st 2011, mainly explained by higher financing costs as a result of the tightening of credit markets, a higher proportion of fixed rate debt, the redundancy program of Telefónica España, a higher leverage in Latin-American currencies and other various effects.

Cash Flow from operations reached 8,961 million euros (-6.3% year-on-year) reflecting a significant improvement in the second quarter (5,005 million euros) compared to the first quarter.

It is worth noting the higher working capital consumption resulting from payment for CapEx, as a consequence of higher spectrum payments. Excluding this impact, in the first half of the year working capital presented a year-on-year improvement of 395 million euros.

Interest payments totalled 1,863 million euros, 697 million euros more than in the first half of 2011. Out of this amount, nearly 200 million euros were non-recurrent effects, most of which were already registered in the first quarter of 2012 (payment of interests related to the restructuring of Colombian companies, payments to the SUNAT in Peru and front-end fees related to financial operations signed). The remaining is mainly due to the seasonality in the payment of interests and the negative evolution of credit markets. It is worth mentioning that interest payments were 298 million euros higher than the interest accrued in the semester, which will be corrected during the second half of the year.

Payment for taxes totalled 717 million euros during the first half of 2012, 278 million lower than in the first half of 2011, mainly due to the refund of corporate taxes paid in advance in Spain and the lower tax payments in the UK and Brazil, the latter due to the materialisation of tax synergies.

As a result, Free Cash Flow for the first half of the year amounted to 1,727 million euros (-44.9% year-on-year), posting an improvement of 1,645 million de euros compared to the first quarter of 2012, in line with Company estimates. Free cash flow evolution during the first semester should not be extrapolated to the rest of the year due to the differences created by seasonality in various headings, where payments were higher than accruals.

At the end of June 2012, net financial debt amounted to 58,310. The evolution with respect to December 2011 (+2,006 million euros) can be explained, on the one hand, by shareholder remuneration (3,551 million euros), not fully compensated by the debt reduction in Colombia (1,499

January — June 2012 Results — TELEFÓNICA

million euros) due to the merger of the Colombian subsidiaries. On the other hand, the free cash flow generated during the first half of the year is almost offset by the appreciation of the sterling pound and the Colombian peso, as well as by the payments due to commitments, financial investments and other effects.

The leverage ratio for the past 12 months (net debt over OIBDA, adjusted by the provision related to the redundancy program in Spain), stood at 2.65 times as of end of June 2012. If net commitments related to workforce reduction are considered, the ratio of total net debt plus commitments over OIBDA (excluding results on the sale of fixed assets and adjusted by the provision related to the redundancy program in Spain) stood at 2.85 times.

During the first half of 2012, Telefónica’s financing activity, excluding short-term Commercial Paper Programmes activity, stood slightly over 8,000 million equivalent euros, and the main focus was on financing in advance debt maturing in 2012, and smoothing the debt maturity profile for 2013 at the Holding level. Net debt maturities for 2013 amount to 6,700 million euros and for 2014 to 7,900 million euros. Main financing operations included:

•	In January, a loan facility with a Chinese financial entity was signed to finance telecom equipment purchases with a local supplier for an amount of 375 million US dollars.

•	In February, Telefónica increased the 6 year euro bond issued last February 2011 through a private placement, for an amount of 120 million euros.

•	In February, Telefónica issued a 6 year bond in the euro market for an amount of 1,500 million euros that experienced an excess of demand of over 6.5 times.

•	In the month of February Telefónica signed a 3 year loan with a financial entity for an amount of 200 million euros.

•	In March, Telefónica issued a bond in sterling pounds for an amount of 700 million and 8 year maturity, which was 3.8 times oversubscribed.

•	Also in March, Telefónica issued a 5 year bond in Czech crowns through a private placement, for an amount of 1,250 million Czech crowns.

•

It is worth highlighting, in the loan market, the refinancing signed in March with nearly 40 lenders for two tranches of the O2 syndicated loan maturing in December 2012 and December 2013 for approximately 3,400 million equivalent sterling pounds. On the one hand, Telefónica extended to December 2015 a total of approximately 1,300 million pounds of the 2,100 million sterling pounds maturing in December 2012. On the other hand, Telefónica extended to February 2017 the 2,100 million sterling pounds maturing in December 2013.

•	In June, a 6-year 10,000 million Japanese yen bond was issued through a private placement.

Telefónica, S.A. and its holding companies have remained active during the first half of 2012 under its various Commercial Paper Programmes (Domestic and European), with an outstanding balance of nearly 1,900 million euros at the end of June.

Regarding Latin America, as of June 2012 Telefónica’s subsidiaries have tapped the capital markets for an amount of nearly 800 million equivalent euros. In addition, Telefonica Brasil has recently received firm placement guarantee offer for the issuance of debentures amounting to 2.000 million Brazilian reals with the maximum term of 7 years.

Telefónica maintains total undrawn committed credit lines for an amount of approximately 8,900 million euros, with around 7,300 million maturing in more than 12 months.

At the end of June 2012, bonds and debentures represented 63% of consolidated financial debt breakdown, while debt with financial institutions weighted 37%.

January — June 2012 Results — TELEFÓNICA

Corporate income tax during the first half of 2012 totalled 960 million euros which, over an income before taxes of 3,217 million euros, implied an effective tax rate of 30%, normalising with respect to the rate recorded during the previous quarter.

Profit attributable to minority interests dragged net income by 182 million euros in the first six months of 2012 and fell by 15.8% year-on-year.

As a consequence of all the items mentioned above, consolidated net income in the first half of 2012 stood at 2,075 million euros (-34.4% year-on-year), and basic earnings per share were 0.46 euros. In underlying terms, consolidated net profit fell by 24.1% and basic earnings per share stood at 0.62 euros.

CapEx for the first six months of the year totalled 3,658 million euros, 4.7% lower than in the same period of 2011. In 2011 this item included the cost of spectrum acquisition in Brazil and Costa Rica. Therefore, in organic terms, CapEx rose year-on-year by 9.2%. The Company continues to devote the bulk of its investment to growth and transformation projects (81% of total investment), fostering the expansion of high speed broadband services, both fixed and mobile. The CapEx over sales ratio (excluding spectrum investments) was 11.8% in the first half of 2012. It should be noted that the year-on-year change of the first half of the year cannot be extrapolated to the full year given the different levels of investment execution in both years.

Operating cash flow (OIBDA-CapEx), excluding spectrum investment, stood at 6,780 million euros for the first half of 2012 (-13.4% year-on-year in organic terms; -12.0% in underlying terms).

Definitions

Organic growth: In financial terms, it assumes constant average exchange rates as of January-June 2011, and excludes hyperinflation accounting in Venezuela. Therefore, in OIBDA and OI terms, the first half-year of 2011 excludes the positive impact of the partial sale of our stake in Portugal Telecom (+183 million euros). Telefónica’s CapEx excludes spectrum investment and, in 2011, Real Estate commitments in relation to the new Telefónica headquarters in Barcelona.

Underlying growth: Reported figures, excluding exceptional impacts and spectrum acquisition. First half of 2012 also excludes the reduction in the value of Telecom Italia investment and operating synergies achieved (-512 million euros; -358 million euros net of taxes), and also PPAs (-492 million euros; -363 million euros net of tax and minority interests) and difference in market value of BBVA stake (-30 million euros; -21 million euros net of tax and minority interests). Figures for the first half of 2011 exclude value adjustments in relation to the stake in Telecom Italia (-505 million euros; -353 million euros net of tax), the positive impact arising from a partial reduction of Telefónica’s economic exposure to Portugal Telecom (+183 million euros) and also PPAs (-564 million euros; -381 million euros net of taxes and minority interests).

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA

Financial Data

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June			April - June
	2012	2011	% Chg	2012	2011	% Chg
Revenues	30,980	30,886	0.3	15,470	15,451	0.1
Internal exp capitalized in fixed assets	394	352	11.9	208	183	13.4
Operating expenses	(21,268)	(20,306)	4.7	(10,493)	(10,130)	3.6
Supplies	(9,060)	(8,893)	1.9	(4,464)	(4,417)	1.1
Personnel expenses	(4,377)	(4,139)	5.7	(2,160)	(2,061)	4.8
Subcontracts	(6,708)	(6,311)	6.3	(3,308)	(3,182)	3.9
Bad Debt Provisions	(412)	(351)	17.3	(167)	(170)	(1.9)
Taxes	(711)	(612)	16.3	(394)	(300)	31.6
Other net operating income (expense)	42	129	(67.6)	18	87	(78.8)
Gain (loss) on sale of fixed assets	285	245	16.4	149	141	5.9
Impairment of goodwill and other assets	(2)	(2)	40.0	(2)	(1)	8.8
Operating income before D&A (OIBDA)	10,431	11,304	(7.7)	5,350	5,730	(6.6)
OIBDA margin	33.7%	36.6%	(2.9 p.p. )	34.6%	37.1%	(2.5 p.p. )
Depreciation and amortization	(5,131)	(4,956)	3.5	(2,562)	(2,439)	5.0
Operating income (OI)	5,300	6,348	(16.5)	2,789	3,291	(15.3)
Profit from associated companies	(498)	(534)	(6.9)	(16)	(518)	n.m.
Net financial income (expense)	(1,585)	(1,165)	36.1	(767)	(586)	31.0
Income before taxes	3,217	4,649	(30.8)	2,006	2,187	(8.3)
Income taxes	(960)	(1,271)	(24.4)	(559)	(543)	3.0
Income from continuing operations	2,257	3,378	(33.2)	1,447	1,645	(12.0)
Non-controlling interests	(182)	(216)	(15.8)	(119)	(106)	12.1
Net income	2,075	3,162	(34.4)	1,327	1,538	(13.7)
Weighted average number of ordinary shares	4,524	4,597	(1.6)	4,503	4,598	(2.1)
outstanding during the period (millions)
Basic earnings per share (euros)	0.46	0.69	(33.3)	0.29	0.33	(11.9)

Notes:

•

For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period has been obtained applying IAS rule 33 “Earnings per Share”. Thereby, the weighted average number of shares held as treasury stock during the period has not been taken into account as outstanding shares.

•

In accordance with IAS 33, “Earnings per Share”, the weighted average number of ordinary shares outstanding during the period have been restated for 2011 and 2012 to reflect the bonus share issue due to the scrip dividend. As a consequence basic earnings per share have also been restated.

•	2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela in both years.

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA

GUIDANCE 2012

Unaudited figures (Euros in millions)

	2012				Guidance 2012	2011 Base
	Jan-Mar		Jan-Jun
Revenues (%Chg YoY)	0.5%		0.3%		≥ 0% (previous >1%)	62,837

OIBDA Margin (Chg YoY)	(2.8 p.p.	)	(2.3 p.p.	)	Lower margin decline than in 2011	(2.1 p.p.	)

CapEx / Sales (ex spectrum)	11.0%		11.8%		Similar Capex / Sales as in 2011	14.2%

Net financial debt / OIBDA	2,55	x	2,65	x	Net financial debt / OIBDA < 2,35	2.46	x

•

2012 guidance criteria: Assumes current exchange rates (2012 average FX of € 1: US$ 1.32; € 1: BRL 2.30; € 1: £ 0.85) and constant perimeter of consolidation. At the OIBDA level, excludes write-offs, capital gains/losses from companies disposals and significant exceptionals. CapEx excludes spectrum licenses.

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA

REPORTED VS. UNDERLYING

Unaudited figures (Euros in millions)

	January - June			%
	Jan-Jun 2012 Reported	Jan-Jun 2012 Underlying	Jan-Jun 2011 Underlying	Underlying Change y-o-y	Reported Change y-o-y
Revenues	30,980	30,980	30,886	0.3%	0.3%

OIBDA	10,431	10,431	11,122	-6.2%	-7.7%

OIBDA margin	33.7%	33.7%	36.0%	(2.3 p.p. )	(2.9 p.p. )

Operating Income (OI)	5,300	5,792	6,730	-13.9%	-16.5%

Net income	2,075	2,818	3,713	-24.1%	-34.4%

Basic earnings per share (euros)	0.46	0.62	0.81	-22.9%	-33.3%

OpCF (OIBDA-CapEx) ex-spectrum	6,780	6,780	7,707	-12.0%	-14.1%

Exceptional items	2012	2011
Reported OIBDA	10,431	11,304
PT capital gain		(183)

Underlying OIBDA	10,431	11,122

Reported Net Income	2,075	3,162
PT capital gain		(183)
Telco write-down	358	353
Difference in market value of BBVA stake	21
PPAs	363	381

Underlying Net Income	2,818	3,713

•

Underlying growth: Reported figures, excluding exceptional impacts and spectrum acquisition. First half of 2012 also excludes the reduction in the value of Telecom Italia investment and operating synergies achieved (-512 million euros; -358 million euros net of taxes), and also PPAs (-492 million euros; -363 million euros net of tax and minority interests) and difference in market value of BBVA stake (-30 million euros; -21 million euros net of tax and minority interests). Figures for the first half of 2011 exclude value adjustments in relation to the stake in Telecom Italia (-505 million euros; -353 million euros net of tax), the positive impact arising from a partial reduction of Telefónica’s economic exposure to Portugal Telecom (+183 million euros) and also PPAs (-564 million euros; -381 million euros net of taxes and minority interests).

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA

REPORTED VS. UNDERLYING

Unaudited figures (Euros in millions)

	April - June			%
	Apr-Jun 2012 Reported	Apr-Jun 2012 Underlying	Apr-Jun 2011 Underlying	Underlying Change y-o-y	Reported Change y-o-y
Revenues	15,470	15,470	15,451	0.1%	0.1%

OIBDA	5,350	5,350	5,637	-5.1%	-6.6%

OIBDA margin	34.6%	34.6%	36.5%	(1.9 p.p. )	-2.5 p.p.

Operating Income (OI)	2,789	3,019	3,437	-12.2%	-15.3%

Net income	1,327	1,534	1,964	-21.9%	-13.7%

Basic earnings per share (euros)	0.29	0.34	0.43	-20.3%	-12.1%

OpCF (OIBDA-CapEx) ex-spectrum	3,405	3,405	3,773	-9.8%	-11.9%

Exceptional items	2012	2011
Reported OIBDA	5,350	5,730
PT capital gain		(93)

Underlying OIBDA	5,350	5,637

Reported Net Income	1,327	1,538
PT capital gain		(93)
Telco write-down	21	353
Difference in market value of BBVA stake	21
PPAs	165	166

Underlying Net Income	1,534	1,964

•

Underlying growth: Reported figures, excluding exceptional impacts and spectrum acquisition. In the second quarter of 2012 also excludes the reduction in the value of Telecom Italia investment and operating synergies achieved (-30 million euros; -21 million euros net of taxes), and also PPAs (-230 million euros; -165 million euros net of tax and minority interests) and difference in market value of BBVA stake (-30 million euros; -21 million euros net of tax and minority interests). In the second quarter of 2011 exclude value adjustments in relation to the stake in Telecom Italia (-505 million euros; -353 million euros net of tax), the positive impact arising from a partial reduction of Telefónica’s economic exposure to Portugal Telecom (+93 million euros) and also PPAs (-239 million euros; -166 million euros net of taxes and minority interests).

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	June 2012	December 2011	% Chg
Non-current assets	106,544	108,800	(2.1)
Intangible assets	23,000	24,064	(4.4)
Goodwill	29,206	29,107	0.3
Property, plant and equipment and Investment properties	35,249	35,469	(0.6)
Non-current financial assets and investments in associates	12,486	13,743	(9.1)
Deferred tax assets	6,603	6,417	2.9
Current assets	21,966	20,823	5.5
Inventories	1,238	1,164	6.4
Trade and other receivables	11,275	11,331	(0.5)
Current tax receivable	1,473	1,567	(6.0)
Current financial assets	2,839	2,625	8.2
Cash and cash equivalents	4,003	4,135	(3.2)
Non-current assets classified as held for sale	1,138	1	n.m.

Total Assets = Total Equity and Liabilities	128,510	129,623	(0.9)

Equity	26,026	27,383	(5.0)
Equity attributable to equity holders of the parent	20,700	21,636	(4.3)
Non-controlling interests	5,326	5,747	(7.3)
Non-current liabilities	70,473	69,662	1.2
Non-current financial debt	56,640	55,659	1.8
Deferred tax liabilities	4,863	4,739	2.6
Non-current provisions	6,824	7,172	(4.9)
Other non-current liabilities	2,146	2,092	2.6
Current liabilities	32,011	32,579	(1.7)
Current financial debt	12,260	10,652	15.1
Trade and other payables	8,519	9,406	(9.4)
Current tax payables	2,585	2,568	0.7
Current provisions and other liabilities	8,647	9,953	(13.1)

Financial Data

Net financial Debt (1)	58,310	56,304	3.6

(1)	Figures in million euros. Includes: Long-term financial debt + other long term liabilities (1,633) + short-term financial debt + trade and other payables (53)—non-current financial assets and investments in associates (5,381)—trade and other receivables (53)—current financial assets—cash and cash equivalents.

Note: 2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela in both years.

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - June
		2012	2011	% Chg
I	Cash flow from operations	8,961	9,562	(6.3)
II	Net interest payment (1)	(1,863)	(1,166)
III	Payment for income tax	(717)	(995)
A=I+II+III	Net cash provided by operating activities	6,381	7,401	(13.8)
B	Payment for investment in fixed and intangible assets (2)	(4,870)	(4,481)
C=A+B	Net free cash flow after CapEx	1,511	2,919	(48.3)
D	Net Cash received from sale of Real Estate	14	11
E	Net payment for financial investment	(540)	(1,036)
F	Net payment for operations with minority shareholders and treasury stock (3)	(3,735)	(3,414)
G=C+D+E+F	Free cash flow after dividends	(2,750)	(1,520)	81.0
H	Effects of exchange rate changes on net financial debt	657	(220)
I	Effects on net financial debt of changes in consolid. and others	(1,401)	(474)
J	Net financial debt at beginning of period	56,304	55,593
K=J-G+H+I	Net financial debt at end of period	58,310	56,420	3.3

(1)	Including cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	Figures in million euros. In 2012, it includes 396 for the spectrum payments in Spain, 19 in Colombia, 7 in Mexico and 2 in Nicaragua. In 2011, it includes 58 in Mexico, 35 in Brazil, 3 in Nicaragua and 68 in Costa Rica.
(3)	Dividends paid by Telefónica S.A., operations with treasury stock and operations with minority shareholders from subsidiaries that are fully consolidated.

•	Note: 2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela in both years.

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX

Unaudited figures (Euros in millions)

	January - June
	2012	2011	% Chg
OIBDA	10,431	11,304	(7.7)
- CapEx accrued during the period	(3,658)	(3,838)
- Payments related to cancellation of commitments	(401)	(425)
- Net interest payment	(1,863)	(1,166)
- Payment for tax	(717)	(995)
- Results from the sale of fixed assets	(285)	(245)
-Investment In working capital and other deferred income and expenses	(1,997)	(1,715)
= Net Free Cash Flow after CapEx	1,511	2,919	(48.3)
+ Net Cash received from sale of Real Estate	14	11
- Net payment for financial investment	(540)	(1,036)
- Net payment for operations with minority shareholders and treasury stock	(3,735)	(3,414)
= Free Cash Flow after dividends	(2,750)	(1,520)	81.0

Unaudited figures (Euros in millions)

	January - June
	2012	2011	% Chg
Net Free Cash Flow after CapEx	1,511	2,919	(48.3)
+ Payments related to cancellation of commitments	401	425
- Operations with minority shareholders	(184)	(212)
= Free Cash Flow	1,727	3,133	(44.9)
Weighted average number of ordinary shares outstanding during the period (millions)	4,524	4,597
= Free Cash Flow per share (euros)	0.38	0.68	(44.0)

Notes:

•

The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (workforce reductions) and after operations with minority shareholders, due to cash recirculation within the Group.

•	2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela in both years.

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

		June 2012
	Long-term debt (1)	58,273
	Short term debt including current maturities (2)	12,313
	Cash and cash equivalents	(4,003)
	Short and Long-term financial investments (3)	(8,274)
A	Net Financial Debt	58,310
	Gross commitments related to workforce reduction (4)	4,061
	Value of associated Long-term assets (5)	(918)
	Taxes receivable (6)	(1,218)
B	Net commitments related to workforce reduction	1,924
A + B	Total Debt + Commitments	60,234
	Net Financial Debt / OIBDA (7)	2,65	x
	Total Net Debt + Commitments / OIBDA (8)	2.85	x

(1)	Includes “long-term financial debt” and 1,633 million euros of “other long-term debt”.
(2)	Includes “short-term financial debt” and 53 million euros of “trade and other payables” from Rent to Rent operations of T. España.
(3)	Includes “Current financial assets”, 5,381 million euros recorded under the caption of “Non-current financial assets and investments in associates” and 53 million euros of “trade and other receivables” from Rent to Rent operations of T. España.
(4)	Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.
(5)	Amount included in the caption “Non-current financial assets and investments in associates” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(6)	Net present value of tax benefits arising from the future payments related to actual workforce reduction commitments.
(7)	Calculated based on the last 12 months OIBDA adjusted by the workforce provision in Spain in the third quarter of 2011.
(8)	Calculated based on the last 12 months OIBDA excluding results on the sale of fixed assets and adjusted by the workforce provision in Spain.
•	Note: 2012 reported figures include the hyperinflationary adjustments in Venezuela.

January — June 2012 Results — TELEFÓNICA

DEBT STRUCTURE BY CURRENCY

Unaudited figures

	June 2012
	EUR	LATAM	GBP	CZK	USD
Debt structure by currency	77%	11%	6%	2%	4%

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa2	P-2	Credit Watch Negative	20/06/2012

JCR[2]	A	—	Negative	23/03/2012

S&P1	BBB	A-2	Negative	24/05/2012

Fitch/IBCA[1]	BBB+	F-2	Negative	08/06/2012

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.
(2)	The rating is issued by a third country credit rating agency that is certified in accordance with Regulation (EC) 1060/2009.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan - Jun 2012	Jan - Jun 2011	June 2012	December 2011
USA (US Dollar/Euro)	1.296	1.403	1.259	1.294
United Kingdom (Sterling/Euro)	0.822	0.868	0.807	0.835
Argentina (Argentinean Peso/Euro)	5.697	5.677	5.699	5.569
Brazil (Brazilian Real/Euro)	2.410	2.288	2.545	2.427
Czech Republic (Czech Crown/Euro)	25.163	24.346	25.640	25.800
Chile (Chilean Peso/Euro)	638.570	667.080	631.816	671.795
Colombia (Colombian Peso/Euro)	2,323.323	2,575.879	2,246.812	2,513.662
Costa Rica (Colon/Euro)	663.570	712.758	634.115	670.691
Guatemala (Quetzal/Euro)	10.087	10.882	9.878	10.106
Mexico (Mexican Peso/Euro)	17.179	16.685	16.881	18.047
Nicaragua (Cordoba/Euro)	30.170	31.066	29.634	29.726
Peru (Peruvian Nuevo Sol/Euro)	3.466	3.902	3.361	3.489
Uruguay (Uruguayan Peso/Euro)	25.932	26.908	27.590	25.746
Venezuela (Bolivar Fuerte/Euro) (3)	5.414	6.215	5.414	5.564

(1)	These exchange rates are used to convert the P&L and CapEx accounts of Telefónica foreign subsidiaries from local currency to euros.
(2)	Exchange rates as of 06/30/12 and 12/31/11.
(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro.

January — June 2012 Results — TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Latinoamérica1

In the first six months of 2012, Telefónica Latinoamérica continued to improve the Company’s repositioning in those business areas with greater long-term growth potential, especially fixed and mobile broadband.

By the end of June, Telefónica managed 208 million accesses in the region, with year-on-year growth of 10%. It should be pointed out that growth was adversely affected by the disconnection of inactive prepaid mobile customers in Brazil during the quarter (1.6 million accesses)

Main trends in the mobile business include the following:

•	Estimated penetration in Latin America was 114% (+11 percentage points year-on-year) at the end of June 2012.

•	Mobile accesses amounted to 173.2 million in June, with year-on-year growth of 11%, affected by the customer disconnections already mentioned.

•	Telefónica has retained its leadership of the contract segment in the region, with 37.1 million accesses (+15% year-on-year), representing 21% of total mobile accesses.

•	Mobile broadband accesses stood at 21.5 million, doubling year-on-year and representing 12% of the mobile access base. It is worth highlighting the sharp increase in smartphones, almost tripling from June 2011.

•	The Company’s net additions stood at 8.5 million accesses during the six-month period (4.0 million in the quarter), with a year-on-year growth of 36%. Against a backdrop of intense commercial activity in the first six months of the year gross additions increased by 21% year on year (+19% in the quarter), being the net additions affected by the increase in churn (3.0%; +0.3 percentage points for the six months; +0.6 percentage point in the second quarter) arising from the disconnections mentioned above.

•	Traffic continued to grow at strong pace both in the quarter and in the first six months. In homogenous terms (excluding the tariff change from minutes to seconds applied as of the first quarter of 2012 in Mexico), traffic was up by 15.7% during the six months (+14.3% in the second quarter), above the pace of growth in accesses.

•	ARPU remains roughly stable in the region (-0.5% year on year in the first six months) despite the negative impact derived from the reduction of mobile termination rates. Outgoing ARPU rose 3.1% year on year in the first six months, reflecting the Company focus on maximizing customer value.

Highlights in the fixed business include the following:

•	Accesses reached a year-on-year growth of 1%, practically in line with the previous quarter, to 34.8 million accesses.

•	Accesses in traditional business totaled 23.9 million, representing a slight year-on-year decrease of 1%, similar to the one recorded in the first quarter.

[1]

Organic growth: In financial terms, it assumes constant average exchange rates and excludes changes in the perimeter of consolidation and hyperinflation in Venezuela. Therefore, in OIBDA and OI terms, the second quarter of 2011 excludes the positive impact of the partial sale of our stake in Portugal Telecom (+35 million euros). Capex excludes investments in spectrum.

January — June 2012 Results — TELEFÓNICA

•	Retail broadband accesses amounted to 8.2 million, up by 10% year-on-year, following net adds of 332 thousand accesses during the first six months of the year (163 thousand in the second quarter).

•	Pay TV accesses showed year-on-year growth of 10%, standing at 2.3 million at the end of June following net adds of 62 thousand accesses for the six-month period (25 thousand in the quarter).

•	The continued focus on bundling and broadband is reflected in the fact that 75% of fixed accesses had signed up for some form of bundled offer (+6 percentage points year-on-year), while 90% of broadband accesses are also under 2P/3P offers.

Telefónica Latinoamérica’s revenues amounted to 14,963 million euros in the first six months of 2012, with 7.0% year-on-year growth in reported terms (+5.8% in the quarter) and 6.4% in organic terms (+5.1% in the quarter). This growth reflects the good performance of mobile service revenues (+12.4% year on year on the first six months, +11.5% in the quarter), despite the negative impact from regulation (-1.9 percentage points both in the first six months and in the second quarter).

Growth of mobile broadband services remains as a key growth driver, with a year-on-year increase in mobile data revenues of 27.3% (25.9% during the quarter), now accounting for 29% of mobile service revenues (+3 percentage points year-on-year). Rising connectivity revenues bolstered the growing importance of non-SMS data revenues, which accounted for 55% of data revenues (+2 percentage points year-on-year).

Operating expenses amounted to 10,050 million euros over the first six months of 2012, increasing by 10.7% year-on-year (+10.3% in organic terms), showing an improvement trend in the second quarter (+6.8% year-on-year in organic terms) versus the first quarter (+13.8% organic), despite the intense competition and the high levels of commercial activity:

•	Supply costs showed a year-on-year increase of 4.2% (+2.8% in organic terms) reaching 3,742 million euros, and remained affected by the growth of new businesses. However there is a better performance in the second quarter (-1.2% organic; +6.7% in the first quarter), partially explained by the reversion of a provision in Brazil, as excluding this effect growth in supply costs would continue being lower than in the first quarter (+4.8% organic).

•	Subcontract expenses stood at 4,119 million euros, after increasing by 11.8% year-on-year (+12.1% in organic terms). The second quarter also shows a better performance (+9.8% organic) than in the first quarter (+14.6%) as a consequence of systems costs contention, lower top-up commissions and lower marketing costs due to synergies generated by the fixed and mobile integration.

•	Personnel expenses stood at 1,437 million euros, with a year-on-year increase of 17.8% (+16.7% in organic terms), partially associated to the non-recurring restructuring costs recorded mainly in the first quarter and to the effect of higher inflation in some countries as Argentina and Venezuela. The trend improvement in the second quarter, with an increase of 12.4% organic (+20.9% in the first quarter), partly reflects the restructuring efforts completed in the first quarter.

OIBDA stood at 5,212 million in the first six months of 2012, with year-on-year growth of 0.8% in both organic and reported terms (+0.7% reported and +1.2% organic in the second quarter) despite sound commercial activity in the quarter. OIBDA margin stood at 34.8% in the six-month period (35.8% in the quarter).

OIBDA, both in absolute terms and in margin was adversely affected by a number of factors that affect various countries (integration costs, rebranding and provision reversal in Brazil, service interruption in Argentina, retroactive impact from new regulation in Venezuela, etc.), reducing OIBDA

January — June 2012 Results — TELEFÓNICA

by 42 million euros over the six-month period and having a positive impact of 24 million in the quarter. OIBDA was also affected by sales of non-strategic towers in the first six months of the year (183 million euros vs. 44 million euros in the first six months of 2011; 87 million euros in the second quarter of 2012 vs. 32 million euros in 2011).

CapEx amounted to 1,910 million euros during the six-month period (-7.6% year-on-year in reported terms; +15.7% in organic terms), mainly related to network rollout to provide voice and fixed and mobile broadband services, and investment in the deployment of pay TV services, corporate services and systems. The year-on-year reported evolution is affected by spectrum investments in Brazil (355 million in the first six months of 2011), Nicaragua (5 million in the first six months of 2011) and Costa Rica (68 million in the first six months of 2011).

Operating cash flow stood at 3,302 million euros, up by 6.3% year-on-year in reported terms (-6.2% organic).

BRAZIL (year-on-year changes in organic terms)

The Brazilian telecommunications market continued to post strong dynamism in the second quarter of the year, consolidating its status as a key sector in the development of the country’s economy.

Telefónica Brasil remained the market benchmark, having strengthened its commercial positioning as an integrated operator following the launch of the Vivo brand for all services (fixed and mobile) in the month of April. Moreover, the focus on providing the best service quality continued strengthening its leadership in the higher value segments.

The focus on guaranteeing the best quality of service and offering the most advanced services is reflected in the Company’s strong commitment with investment, as the recent award of spectrum for delivering 4G services and the provision of rural coverage in certain areas of the country demonstrated.

In the second quarter of the year the Company continued posting an intense commercial activity in the mobile business, thanks to the success of new services and tariff plans launched in the second half of 2011, along with the provision of national coverage in the 1800 MHz band. At the fixed business, the Company continued to promote its ADSL broadband offer while strengthening its focus on quality improvement through the high speed broadband offer over fiber and cable. It also maintained the fixed offer outside Sao Paulo, through the fixed wireless technology, which is now available in the country’s eight largest metropolitan areas. Likewise, it is also noteworthy the launch of convergent services, with the addition of mobile favourite numbers included in the fixed traditional business commercial offer.

The Company managed 91.2 million accesses at the end of June, with a strong year-on-year increase (+14%), and despite the disconnection of 1.6 million inactive mobile accesses in the quarter.

Regarding the operating performance of the mobile business highlights were:

•	Penetration in Brazil stood at 131% (+19 percentage points year-on-year) at the end of the first half.

•	Vivo maintained its leadership in the market with a market share of 29.6% (+0.1 percentage points year-on-year) and attaining a 36.6% share in the contract segment (+0.5 percentage points), reflecting the strong positioning in higher value segments thanks to its competitive advantages in terms of quality, network coverage and brand image.

•	Mobile accesses stood at 75.7 million as of June 2012 (+18% year-on-year), mainly underpinned by the contract segment (+21% year-on-year), which accounts for 23% of total accesses. Particularly noteworthy was the acceleration of the growth of mobile broadband

January — June 2012 Results — TELEFÓNICA

accesses, which accounted for 12% of total accesses, doubling the figure as of June 2011 on the back of the marked growth in smartphones with data plans attached (x3 year-on-year).

•	Net additions totalled 5.8 million in the first six months of the year (excluding the disconnection of 1.6 million inactive prepay accesses in the second quarter), up 53% year-on-year. Excluding disconnections, net additions in the quarter stood at 2.5 million accesses (+28% year-on-year) thanks to the sharp increase in gross additions (+31% year-on-year in both the second quarter and the first half) that showed the clear Company’s focus on growth in a highly competitive market.

•	Churn was affected by inactive accesses disconnections. Excluding this impact, churn in the first half stood at 2.8%, stable year-on-year (3.1% in the quarter). It is worth highlighting the positive performance of the contract churn (1.7% in the second quarter) that remained as a market benchmark.

•	The strong take-up for the new tariff plans in all segments is reflected in the year-on-year performance of traffic, which posted sustained growth both in the quarter and in the first six months (+27% and +28% respectively), highlighting the strong increase in prepay top-ups (+25% in the first half; +26% in the quarter).

•	ARPU decreased by 7.3% in the first six months of the year (-9.1% in the second quarter) mainly as a result of the reduction in mobile termination rates and growth in accesses amid higher penetration levels, which also affected to the outgoing ARPU trend, that fell by 2.9% year-on-year.

Regarding commercial activity at the fixed business the main first half highlights were:

•	Traditional accesses stood at 10.8 million (-3% year-on-year) with the same year-on-year decline recorded in the first quarter.

•	Retail Broadband accesses totalled 3.7 million (+7% year-on-year), with 84 thousand net additions in the first six months. Net additions during the quarter totalled 32 thousand accesses, against a backdrop of increased competition. Fixed broadband accesses as a percentage of fixed accesses increased by 3 percentage points compared with the first half of 2011 to 35%.

The Company’s ultra-broadband customer base through fiber continued to grow, reaching 88 thousand accesses at the end of the first half, while penetration increased steadily and now stands at over 1 million homes passed.

•	Pay TV accesses stood at 650 thousand (-5% year-on-year), reflecting the loss of MMDS technology accesses associated with the future return of the licence. The Company is planning to launch a new TV platform in the second half of the year which will improve its competitive position in the market.

Revenues amounted to 6,898 million euros in the first half, up 2.1% year-on-year (virtually stable in the quarter). The mobile business continued to post a positive performance in the quarter, offsetting the decline in fixed business revenues. Note that second quarter revenues were affected by the reduction in mobile termination rates (VUM; -13.7% since 1 March) and in the fixed-mobile retail rate (VC; -10.4% since 24 February). These lower rates had a negative impact of 101 million euros on the revenues of the first half (72 million in the quarter). Excluding these effects revenues would have grown by 3.6% year-on-year in the first six months and 2.1% in the quarter.

Mobile revenues in the first half of 2012 stood at 4,253 million euros, up a strong 9.2% year-on-year (+8.1% in the quarter).

•	Mobile service revenues maintained a solid trend, increasing by 12.0% year-on-year in the six months (+10.4% in the quarter). Excluding the impact of the reduction in mobile termination

January — June 2012 Results — TELEFÓNICA

rates, with a negative impact of 73 million euros in the first half and 54 million euros in the quarter, mobile service revenue would have grown by 14.0% year-on-year (+13.3% in the second quarter).

Particularly noteworthy is the growing contribution of data revenues, which advanced 25.3% year-on-year in the first half and accounted for 26% of mobile service revenues (+3 percentage points year-on-year). Non-SMS data revenues accounted for 62% of total data revenues thanks to the good performance of the mobile broadband business.

Fixed revenues stood at 2,645 million euros in the first half (-7.6% year-on-year; -11.0% in the second quarter). Year-on-year performance in the second quarter was chiefly shaped by the following factors: i) the full consolidation of TVA since the second quarter of 2011, retroactively to 1 January of that year, which means six months of TVA’s earnings were included in the second quarter of 2011; ii) the seasonality associated with the different execution of projects in the corporate segment; and iii) the reduction in the fixed-mobile retail tariff, with a negative impact in the half year revenues of 28 million euros (19 million euros in the quarter) dragging year-on-year revenue growth in the period by 1.0 percentage points (1.3 percentage points in the quarter). Breakdown by component:

•	Voice and access revenues (-11.3% in the half year; -12.2% in the quarter) reflected the abovementioned cut in fixed-mobile retail tariffs (-9.5% in the half year and -10.2% in the quarter excluding this effect) and the ongoing mobile business substitution effect, both in terms of traffic, especially long-distance, and in traditional fixed accesses.

•	Broadband and new services revenues remained virtually stable in the half year (+0.3%). Performance in the quarter (-8.8%) was to a large extent shaped by the abovementioned consolidation of TVA (33 million euros added to revenues in the quarter with retroactive impact of 17 million) and the different execution of corporate projects, with data and IT revenues especially high in the second quarter of 2011, against a backdrop of strong competition.

Operating expenses showed an increase of 4.5%, decelerating growth in the second quarter due to the reduction on mobile termination rates and lower personnel expenses. On the other hand, the increase in other cost items reflected the strong accesses expansion due to higher commercial activity, higher contingencies, as well as the rebranding impact and integration costs. It is important to note that coupled with the costs associated with the integration process, the quarter reflects the reversal of contingency provisions, with a net positive impact for both effects of 77 million euros (12 million euros in the first half including higher restructuring expenses accounted in the first quarter).

Moreover, the first half of 2012 included 163 million euros from the sale of non-strategic towers (70 million euros in the second quarter) compared to 24 million euros in the same period in 2011, all registered in the second quarter. Also worth noting is the negative impact of the reduction in mobile termination rates and fixed-mobile retail tariffs, which stood at 38 million euros in the first half (28 million in the quarter).

As a result, OIBDA in the first half of 2012 totalled 2,515 million euros (+0.9% year-on-year in the six months; +1.4% in the quarter), with an OIBDA margin of 36.5% (38.5% in the second quarter), with a sequential improvement quarter-on-quarter on the back of higher efficiencies.

CapEx in the first six months of 2012 amounted to 963 million euros (+32.6% year-on-year excluding the investment in spectrum made in the second quarter of 2011) mainly related to the mobile network expansion aiming to secure rapid data and accesses growth, as well as increased speed in the broadband service.

ARGENTINA (year-on-year changes in local currency)

In the first half of 2012 Telefónica Argentina maintained its market leadership with benchmark products and services, strengthening its bundled offer of broadband and value-added services with a

January — June 2012 Results — TELEFÓNICA

highly segmented approach which enables it to meet all customer needs, and continuing the improvement and development of integrated fixed and mobile broadband offers.

It should also be noted that the Company’s second-quarter 2012 economic results were negatively impacted by the compensation to customers associated with the software fault in the equipment which manages signalling in Movistar’s national network, which affected the service on April, 2. Moreover, the severe weather conditions that affected the northern area of Buenos Aires on 4 April had also a further negative impact on the results.

The Company managed 23.0 million accesses at the end of the first half of the year, up 2% year-on-year.

Operating highlights at the mobile business in the first half were:

•	The estimated penetration rate in the market stood at 140% (+8 percentage points year-on-year).

•	The Company’s mobile accesses stood at 16.7 million (+2% year-on-year), with the contract segment standing out, with a 7% growth and already accounting for 38% of total accesses.

•	Churn stood at 2.7% in the quarter, and despite improved trends (3.0% in the six months) continued to reflect the increase in disconnections of low value customers in the prepay segment. By contrast, contract churn (0.9%) maintains its positive evolution as market benchmark.

•	Traffic increased by 9% year-on-year both in the first six months and in the second quarter.

•	ARPU continued to post a positive performance, increasing by 17.5% year-on-year in the first six months (+16.7% in the second quarter) thanks to growth in voice traffic and progressive uptake of data services.

Regarding commercial activity at the fixed business the main highlights were:

•	Traditional fixed accesses stood at 4.6 million, virtually stable year-on-year (-1%) thanks to the success of service bundling, as 75% of accesses included some type of service bundle.

•	Retail broadband accesses totalled 1.7 million, up 10% year-on-year, with net additions in the second quarter (32 thousand) in line with the figure from the previous quarter (64 thousand accesses in the first half).

Revenues reached 1,779 million euros in the first six months of 2012, up 18.0% year-on-year, with growth virtually stable in the quarter (+17.5%).

Mobile revenues totalled 1,158 million euros in the six months, growing 21.1% year-on-year (+21.4% in the quarter):

•	Mobile service revenues posted a positive trend (+20.9% year-on-year in the half year; +20.0% in the quarter), reflecting the high levels of usage. Data revenues were the main growth driver, advancing by 34.6% year-on-year in the six months (+34.8% in the second quarter), already accounting for 43% of service revenues (+4 percentage points year-on-year).

Fixed revenues totalled 680 million euros, up 13.3% year-on-year in the six months (+11.3% in the quarter):

•	Voice and access revenues increased by 5.6% in the half year (+3.3% in the quarter) thanks to the positive result of the bundling voice services and access stability.

•	Particularly noteworthy is the strong increase in broadband and new service revenues (+24.4% year-on-year in the first six months; +22.9% in the quarter), which reflected the solid growth of the internet and content revenues and of the data, IT and capacity rental revenues.

January — June 2012 Results — TELEFÓNICA

Operating expenses totalled 1,248 million euros and increased by 24.3% in the first half. This trend was underpinned by widespread price increases that translated into higher personnel expenses and higher subcontract expenses, as well as by the effects above mentioned (temporary suspension of mobile service and the severe climate conditions).

OIBDA in the first half stood at 516 million euros, up 1.4% year-on-year (-5.2% in the quarter), with an OIBDA margin of 28.4% in the first six months of the year and of 26.3% in the quarter (-4.9 percentage points and -7.0 percentage points year-on-year respectively).

CapEx reached 175 million euros in the first half, up 8.7% year-on-year, reflecting the focus on strengthening the leadership on quality, especially in fixed and mobile broadband services, and the negative impact on the network caused by the severe weather conditions in Buenos Aires. It should be noted that year-on-year comparison cannot be extrapolated to the rest of the given the different levels of investment execution in both years.

CHILE (year-on-year changes in local currency)

Telefónica continued to lead the Chilean telecommunications market, with a differentiated integrated services offer in a highly competitive environment. It is important to note the introduction of mobile number portability nationwide in January 2012 and the gradual implementation in the fixed business, reaching nationwide scope in the third quarter of the year.

Against this backdrop, the Company maintained the focus on services bundling and development of the fixed ultra-broadband offer through VDSL and fiber optic technology as future growth levers, in addition to continuous improvement of mobile broadband offer plans.

Thus, Telefónica managed a total of 12.7 million accesses in Chile at the end of June 2012, with a year-on-year increase of 2%.

Regarding the operating performance of wireless business highlights were as follows:

•	Estimated penetration of the Chilean mobile market stood at 148% (+16 percentage points year-on-year).

•	Telefónica Chile’s mobile accesses stood at 9.6 million, posting year-on-year growth of 4%, with net additions of 92 thousand accesses in the first six months. A net loss of 63 thousand accesses was posted in the quarter, as a result of higher churn (2.9%) affected by the introduction of portability.

•	Traffic increased by 6% year-on-year in the first half (+7% in the second quarter).

•	ARPU posted a decrease of 2.4% year-on-year in the first six months (-2.2% in the second quarter), impacted by higher competitive intensity.

Regarding commercial activity in fixed business highlights were:

•	Traditional accesses stood at 1.8 million, maintaining the trends posted during the previous quarter, with a net loss of 68 thousand accesses in the first six months (30 thousand accesses in the quarter).

•	Retail broadband accesses totaled 905 thousand at the end of the first half, with a good year-on-year growth (+7%) and net additions of 27 thousand accesses in the first six months of the year (19 thousand accesses in the quarter).

•	Pay TV accesses stood at 408 thousand, growing by 9% year-on-year, with net additions of 17 thousand accesses in the first six months of 2012 (7 thousand accesses in the quarter).

Revenues totaled 1,239 million euros in the first half of 2012, with year-on-year growth of 4.6% in the first six months of the year (+3.5% in the quarter).

January — June 2012 Results — TELEFÓNICA

Mobile revenues stood at 747 million euros, with a year-on-year increase of 4.4% during the first six months of the year (+2.7% in the second quarter).

•	Mobile service revenues increased by 4.5% versus the first six months of 2011 (+3.1% in the second quarter), driven by customer base expansion and the increasing contribution of data revenues (+4.6% year-on-year in the first six months of the year; +4.3% in the quarter), despite the negative impact of a change in the Premium SMS marketing strategy. Non-SMS revenues accounted for 73% of data revenues (+1 percentage points year-on-year), thanks to the higher penetration of mobile broadband services.

Revenues from fixed business reached 541 million euros in the first half of 2012, with year-on-year growth of 1.3% (+0.7% in the quarter):

•

Broadband and new services revenues, now accounting for 51% of fixed business (+5 percentage points year-on-year), increased by 13.6% year-on-year (+12.4% in the quarter), reflecting the growth coming from Internet, TV and content revenues and also from data, IT and capacity rentals.

•	Voice and access revenues decreased by 8.9% year-on-year (-9.5% in the quarter) amid a more mature market environment and lower traditional accesses.

Operating expenses showed a year-on-year increase of 14.1%, explained by the increase of supply costs due to higher commercial activity in the mobile business, higher content costs and interconnection traffic growth. In addition, other expenses increased, reflecting the growth of subcontract expenses as a result of higher marketing spending and costs in customer service.

OIBDA reached 492 million euros in the first six months (-7.6% year-on-year in the first half; -10.2% in the second quarter), with OIBDA margin at 39.7% in the half-year and 40.6% in the quarter (-5.2 percentage points and -6.3 percentage points year-on-year respectively). It is important to note that year-on-year OIBDA comparison was affected by the sale of non-strategic towers during the second quarter of 2011 (7 million euros).

CapEx stood at 259 million euros in the first half of 2012, with a year-on-year increase of 24.2%, mainly related to the development and improvement of the quality of fixed and mobile broadband services. It should be noted that year-on-year figures cannot be extrapolated to the rest of the year given the different levels of investment execution in both years.

PERÚ (year-on-year changes in local currency)

By the end of June 2012, Telefónica maintained its leadership of Peru’s telecommunications market leveraged on its integrated services offer.

During the second quarter of the year, the Company’s commercial offer was focused on bundled offers in fixed business and on mobile broadband, with data plans to boost smartphones adoption.

Telefónica Peru managed 19.7 million accesses at the end of the first half of the year, with year-on-year growth of 13%.

Highlights of the operating performance of the mobile business include:

•	The estimated penetration rate in the mobile market stood at 81% (+11 percentage points year-on-year).

•

Mobile accesses totalled 14.7 million, with major growth of 14% year-on-year driven by a sound performance in the contract segment, which increased by 24% year-on-year representing 22% of total accesses (+1.9 percentage points year-on-year).

•	Net adds during the first half of the year amounted to 686 thousand accesses, almost two times year-on-year (239 thousand in the second quarter of 2012).

January — June 2012 Results — TELEFÓNICA

•	Mobile broadband accesses showed solid year-on-year growth, tripling the figure for the first six months of 2011 and reached a penetration of 5% of the total base.

•	Churn in the first half of the year stood at 3.6% (+0.3 percentage points year-on-year) and at 3.9% in the quarter (+0.8 p.p. year-on-year), due to the performance of the prepaid segment.

•	Traffic during the first six months and second quarter of 2012 showed year-on-year growth of 29% thanks to the continued improvement in outgoing traffic.

•	ARPU fell by 2.8% year-on-year during the first half of the year (-3.8% in the quarter) due to the interconnection tariff reduction applied in October 2011 and the change in the fixed-mobile tariff.

Regarding commercial activity in the fixed business the main highlights were as follows:

•

Traditional accesses retained their positive trend totalling 2.9 million by the end of June 2012 and accelerated their year-on-year growth to 2.3%, with net adds of 60 thousand accesses during the first half of the year (31 thousand accesses in the quarter) after registering negative net adds in 2011.

•	Retail broadband accesses amounted to 1.2 million, with strong year-on-year growth of 25% driven by net adds of 125 thousand during the first six months of the year (63 thousand in the quarter).

•	The pay TV accesses stood at 856 thousand, up by 16% year-on-year with net adds of 57 thousand accesses between January and June (28 thousand accesses in the quarter).

Revenues in the first six months of 2012 totalled 1,148 million euros, showing 5.0% year-on-year growth (+4.1% in the quarter) despite adverse regulatory impacts which affected fixed—mobile calls (due to the change of call ownership and also to a drop in the regulated retail rate), and the mobile interconnection rate cut in October 2011. Excluding these impacts, revenues increased by 8.4% year-on-year in the first six months of the year (+7.4% in the quarter).

Mobile revenues in the first half of 2012 stood at 627 million euros, up by 8.5% year-on-year (+7.0% in the quarter):

•

Mobile service revenues showed a solid performance, increasing by 10.3% year-on-year (+8.8% in the quarter), despite the negative impact of the regulatory changes mentioned above. Excluding these effects, growth was 15.1% year-on-year in the first half of the year (+13.6% in the quarter).

There was a solid performance by mobile data revenues, with year-on-year growth of 33.0% (+37.8% in the quarter), accounting for 17% of service revenues (+3 percentage points year-on-year), reflecting the solid contribution by non-SMS data revenues (+37.3% year-on-year growth during the six-month period ;+42.0% in the quarter), representing 65% of mobile data revenues (+2 percentage points year-on-year).

Revenues from fixed business stood at 585 million euros in the first six months of the year (-0.1% year-on-year):

•

Revenues from broadband and new services are the driver of growth in fixed business, with year-on-year growth of 10.1% (+9.5% in the quarter) to reach 59% of fixed revenues, thanks to solid performances of revenues from Internet, TV and content.

•

Voice and access revenues fell by 12.5% year-on-year (-13.3% in the quarter) highly affected by the impact of regulatory changes (-7.3% year-on-year during the six-month period and -8.4% in the quarter, excluding these factors).

January — June 2012 Results — TELEFÓNICA

Operating expenses grew by 9.0% in the first six months of the year (+7.9% year-on-year in the quarter) due to higher commercial activity in both, the fixed and mobile businesses with a higher weight on smartphones.

OIBDA stood at 402 million euros for the first six months of 2012 (-2.4% year-on-year; -5.2% year-on-year in the quarter), adversely affected by the regulatory changes aforementioned and the increased commercial costs related to higher subsidies in the mobile business due to the growing weight of smartphones. OIBDA margin stood at 35.0% for the six-month period (-2.6 percentage points year-on-year) and at 34.1% for the quarter (-3.3 percentage points).

CapEx during the first six months of 2012 was 123 million euros, representing year-on-year growth of 28.9% as the result of network deployment for broadband both, fixed and mobile, and new services. It should be noted that year-on-year growth cannot be extrapolated to the full year given the different levels of investment execution in the two years.

COLOMBIA (year-on-year changes in local currency)

In the second quarter of 2012, Telefónica continued improving its positioning in the Colombian telecommunication market, both in the commercial and financial fronts.

Thus, following the closing of the merger process between Telefónica Móviles Colombia, S.A and Colombia Telecomunicaciones, S.A. ESP in late June, Telefónica holds 70% of the share capital of the resulting Company while the Government controls the remaining 30%, creating the second largest integrated operator in Colombia.

Furthermore, all the company’s services were brought together under the Movistar brand in the second quarter of 2012, with all the operational and commercial benefits this implies.

Telefónica in Colombia managed 14.7 million accesses at the end of the first half, up 20% year-on-year.

The main highlights of the first-half operating performance of the mobile business include:

•	The estimated mobile penetration rate in the market stood at 115% at the end of June 2012, up 15 percentage points year-on-year.

•

The Company’s mobile accesses stood at 12.4 million, with year-on-year growth accelerating for the fourth consecutive quarter to 24%, with a positive performance in both the prepay (+27% year-on-year) and contract (+15% year-on-year) segments.

•

Net additions maintained a very positive trend and reached 967 thousand accesses in the first six months of the year (426 thousand in the second quarter), compared with a net loss of accesses in the same period of 2011. This significant commercial upturn was underpinned both by gross additions momentum (+34% year-on-year) and a reduction in churn, which stood at 2.6% in the first six months (-1.1 percentage points year-on-year) and at 2.8% in the second quarter (-1.0 percentage points year-on-year).

•	Traffic decreased by 1% year-on-year in the first six months (-6% in the quarter).

•

ARPU decreased by 9.3% year-on-year (-14.4% in the second quarter), affected by the reduction in mobile termination rates, the strong growth in the customer base and a higher weighting of prepay customers, though data uptake continued to post a very positive trend.

Regarding commercial activity in fixed business the main highlights were as follows:

•

Traditional fixed line accesses stood at 1.5 million at the end of June 2012, with a significant slowdown in the loss of accesses in the last two quarters (-30 thousand in the first six months, -13 thousand in the second quarter).

January — June 2012 Results — TELEFÓNICA

•

The Company managed 644 thousand retail broadband accesses, up 10% year-on-year, a slight acceleration versus the previous quarter after registering similar net additions (32 thousand accesses in the first six months; 16 thousand in the second quarter).

•	Pay TV accesses totalled 258 thousand at the end of the first half, up 13% year-on-year, reflecting the Company’s effort to reposition its offer as a differential aspect of its bundling strategy.

Revenues in the first half of 2012 totalled 878 million euros, up 4.1% year-on-year (+1.3% in the second quarter).

Mobile revenues in the first six months of the year stood at 534 million euros, up 8.5% year-on-year (+6.0% in the quarter).

•

This reflects the strong performance of mobile service revenues (+8.7% year-on-year in the first six months; +6.7% in the second quarter), despite the reduction in mobile termination rates. Stripping out this impact mobile service revenues would have grown by 9.8% in the half year period (+8.9% in the second quarter).

Data revenues remained as a key growth lever, posting a strong year-on-year growth of 22.7% in the first six months of the year (+15.9% in the quarter) and accounting for 24% of mobile service revenues (+3 percentage points year-on-year). Non-SMS revenues accounted for 89% of data revenues (+2 percentage points year-on-year) and grew by 25.3% year-on-year in the first half of the year (+18.3% in the quarter).

Fixed revenues totalled 363 million euros (-2.3% year-on-year in the first six months; -5.4% in the quarter):

•

Broadband and new services revenues, which accounted for 51% of total revenues, grew by 9.3% year-on-year in the first half (+3.6% in the quarter), fuelled by the strong growth in Internet and content revenues, despite being strongly affected by the seasonality of corporate projects.

•	Voice and access revenues posted a year-o-year decrease of 11.9% in the first half (-12.7% in the second quarter) due to a lower number of accesses in a highly competitive market environment.

Operating expenses decreased by 0.4% year-on-year in the first six months of 2012 as lower personnel expenses and other external services offset higher supply costs mainly due to increasing handset acquisition, as the result of the higher commercial activity.

OIBDA stood at 282 million euros in the first half of 2012, up 3.6% year-on-year (+1.8% in the quarter), with an OIBDA margin of 32.1% (33.0% in the second quarter), virtually stable in year-on-year terms (-0.2 percentage points year-on-year in the first six months and +0.1 percentage points in the quarter). The year-on-year comparison was affected by the accounting of rights of use of non-core assets in the first half of 2011 (13 million euros).

CapEx amounted to 91 million euros in the first half of 2012 (-35.6% year-on-year). It should be noted that year-on-year growth cannot be extrapolated to the full year given the different levels of investment execution in the both years.

MEXICO (year-on-year changes in local currency)

Telefónica continued to bolster its commercial position in the Mexican market with a clear focus on all-destination tariff plans following the sharp reduction in termination rates approved by the regulator in the second quarter of 2011.

January — June 2012 Results — TELEFÓNICA

In this regard, it is worth highlighting the launch of “Nueva Movistar” in the second quarter, with products and services focusing on innovation and customer experience. It provides a unique services offer in the market which includes plans billed by the second, innovation in roaming (applying the same rate for national and international calls to the US and Canada), new applications, and the launching of “Movistar Total”, an integrated service plan (fixed line, mobile line, the PTT-Moviltalk- service and internet access) at a fixed monthly fee. Take-up also remains strong for the “Lite” and “Plus” plans in the prepaid segment, based on tariffs to all destinations.

In addition, on June 13 2012 Telefónica México and Iusacell signed a strategic alliance which will allow them to significantly reinforce the coverage and capacity of the services that both companies offer, and will contribute to close the digital gap in the Mexican market between rural and urban areas. This Alliance includes a reciprocal agreement for national roaming, both for voice and data services, which yields an immediate improvement in the network reach of both companies. Moreover, Movistar and Iusacell have agreed to share sites and to analyse a joint deployment of next-generation infrastructures. In financial terms, the strategic alliance will enable Movistar to generate additional revenue and synergies in network expenses and investment.

Highlights of the operating performance of the business include:

•	The estimated penetration in the Mexican mobile market stood at 86% (+1 percentage points year-on-year).

•	Telefónica’s total accesses in the country stood at 20.0 million (-6% year-on-year).

•

Mobile accesses totalled 19.2 million, down 7% year-on-year, following the application of more selective criteria to both gross additions and customer disconnections from the third quarter of 2011 with the aim of improving the quality and value of the customer base.

•	Mobile net additions were also affected by these more restrictive criteria (-584 thousand accesses in the six months; -52 thousand in the second quarter).

•

In the first half of the year churn rate stood at 3.2% (+0.8 percentage points year-on-year), but in the second quarter (3.0%; +0.6 percentage points year-on-year) improved versus the previous quarter (-0.5 percentage points).

•	Mobile broadband accesses were 2.5 times higher than in June 2011, reflecting the rapid rollout of the 3G network and the commercial repositioning of the Company in the data business.

•

ARPU grew year-on-year for the first time in 11 quarters, rising by 2.2% in the first half and by 6.7% in the second quarter thanks to the success of the policies implemented to improve customer quality. Outgoing ARPU grew 10.2% year-on-year, both in the first half and in the second quarter.

Revenues in the first six months of the year totalled 776 million euros, with a marked change in trend in the second quarter when the Company returned to growth (+1.3%; -1.1%, in the first half). This performance reflects the growth in mobile service revenues (+1.3% in the quarter; -2.0% in the first six months) and the increase in handset sale revenues. The reduction in termination rates continued to take a toll, reducing revenues by 81 million euros in the first six months and by 41 million euros in the second quarter. Excluding this effect, mobile service revenues would have shown sharp year-on-year growth of 4.7% (+4.6% in the second quarter), fuelled by the growth in outgoing revenues (+5.9% year-on-year in the first half).

Data revenues jumped by 23.8% year-on-year in the first half (+18.7% year-on-year in the second quarter) and accounted for 34% of mobile service revenues (+7 percentage points year-on-year). Non-SMS data revenues grew by 75.4% in the first half of the year (+54.3% in the second quarter) and accounted for 35% of data revenues (+10 percentage points year-on-year).

January — June 2012 Results — TELEFÓNICA

Operating expenses rose by 5.8% year-on-year in the first six months of 2012, mainly affected by the increase in customer care service and advertising costs and the growth of expenses associated with the strong network development.

OIBDA in the first half stood at 186 million euros (-11.8% year-on-year; +2.3% in the quarter), with an OIBDA margin of 23.9% in the first six months of the year and of 26.5% in the quarter (-2.9 percentage points and +0.3 percentage points year-on-year respectively).

OIBDA and OIBDA margin were affected year-on-year by the aforementioned reduction in termination rates (30 million euros in the first six months and 15 million euros in the quarter) and by the sale of non-strategic towers (15 million euros in the quarter).

CapEx amounted to 74 million euros in the first half (-38.4% year-on-year), and was mainly devoted to investment in capacity and coverage in 2G and 3G network deployment and on distribution channels and points of sale to ensure growth in capillarity. It should be noted that year-on-year figures cannot be extrapolated to the full year in view of the different levels of investment execution in both years.

VENEZUELA (year-on-year changes in organic terms)

Venezuela’s estimated mobile market penetration in June 2012 was 107% (+7 percentage points year-on-year).

Telefónica maintained its leadership position in the Venezuelan market in the second quarter, with a strategic focus on satisfying the customer needs with regard to innovation, technical capacity and service quality in the highest value segments, and in lower income segments via new rate plans.

Telefónica managed a total of 10.9 million accesses in Venezuela at the end of June 2012 (+5% year-on-year). The highlights of operating performance in the business are as follows:

•	Mobile accesses totalled 9.8 million (+5% year-on-year), with net additions of 388 thousand in the six months (131 thousand in the second quarter).

•

Churn stood at 2.1% in the six months, up 1.0 percentage points year-on-year (2.2% in the second quarter; -0.3 percentage points year-on-year). The contract churn rate stood at 0.6% in the half year (-0.1 percentage points year-on-year) and remains a market benchmark.

•	Traffic consolidated its consistent year-on-year growth with an increase of 9% in the first six months (+10% in the second quarter).

•	ARPU climbed 18.1% year-on-year in the first six months (+17.3% in the quarter) on the back of a 21.8% increase in outgoing ARPU (+20.6% in the second quarter).

Revenues totalled 1,510 million euros in the first half of 2012, with year-on-year growth accelerating to 25.3% (+27.0% in the second quarter). This performance reflects the strength of mobile service revenues, which rose by 22.6% in first six months (+22.5% in the second quarter), driven by a larger customer base and ARPU growth. Excluding the impact of lower mobile termination rates, service revenues grew by 24.5% year-on-year in the half year. Data revenues performed especially well, growing by 35.9% year-on-year in the first half and accelerating its growth trend to 37.4% in the second quarter, to account for 38% of mobile service revenues (+4 percentage points year-on-year). Non-SMS data revenues represented 52% of data revenues (+12 percentage points year-on-year).

Operating expenses increased by 29.1% in the first half of 2012, mainly as a result of higher personnel expenses following the reform of the labor law on 1 May, which caused a retroactive adjustment in the calculation of social benefits and drove personnel expenses up by 25 million euros in the second quarter. Additionally, the widespread increase in prices moves into higher personnel and subcontract expenses.

January — June 2012 Results — TELEFÓNICA

OIBDA totalled 636 million euros in the first half, up 21.7% year-on-year (+25.8% in the second quarter). The Company’s OIBDA margin stood at 42.1% in the first half and at 41.1% in the second quarter (-1.1 percentage points and +0.4 percentage points year-on-year respectively), maintaining high levels of efficiency.

CapEx amounted to 157 million euros in the first half (-6.1% year-on-year), and was mainly devoted to investment in capacity, 3G network deployment, distribution channel, points of sale and call centres. It should be noted that year-on-year growth cannot be extrapolated to the full year given the different levels of investment execution in the two years.

January — June 2012 Results — TELEFÓNICA

LATINOAMERICA

ACCESSES

Unaudited figures (thousands)

	2011			2012
	June	September	December	March	June	% Chg
Final Clients Accesses	189,779.0	194,260.6	200,760.5	205,433.8	207,908.5	9.6
Fixed telephony accesses (1)	24,173.4	24,126.6	23,960.7	23,905.3	23,860.0	(1.3)
Internet and data accesses	7,974.5	8,147.9	8,244.2	8,397.3	8,537.9	7.1
Narrowband	449.3	386.9	304.6	291.1	268.3	(40.3)
Broadband (2)	7,412.7	7,651.8	7,828.9	7,997.8	8,161.2	10.1
Other (3)	112.5	109.2	110.6	108.4	108.4	(3.6)
Mobile accesses	155,523.1	159,795.4	166,297.9	170,836.9	173,191.0	11.4
Prepay (4)	123,108.6	125,569.4	131,087.2	134,802.7	136,055.4	10.5
Contract	32,414.4	34,226.0	35,210.7	36,034.2	37,135.6	14.6
Pay TV (5)	2,108.0	2,190.6	2,257.7	2,294.3	2,319.6	10.0

Wholesale Accesses	54.4	53.8	50.9	49.3	44.0	(19.3)

Total Accesses T. Latam	189,833.5	194,314.4	200,811.3	205,483.1	207,952.5	9.5
Terra Accesses	539.0	572.3	641.7	691.5	660.6	22.6
Total Accesses in Latin America	190,372.4	194,886.7	201,453.0	206,174.6	208,613.1	9.6

TELEFÓNICA LATINOAMERICA

MOBILE ACCESSES

Unaudited figures (thousands)

	2011			2012
	June	September	December	March	June	% Chg
Prepay percentage (%)	79.2%	78.6%	78.8%	78.9%	78.6%	(0.6 p.p.	)
Contract percentage (%)	20.8%	21.4%	21.2%	21.1%	21.4%	0.6 p.p.
MBB accesses (‘000)	10,766.6	13,724.6	16,283.3	18,554.3	21,472.4	99.4
MBB penetration (%)	7%	9%	10%	11%	12%	5.5 p.p.
Smartphone penetration (%)	4%	6%	7%	8%	10%	5.6 p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.
(4)	360 thousand inactive accesses were disconnected in Chile in the third quarter of 2011. In Brazil, 1.0 million inactive accesses were disconnected in the fourth quarter of 2011 and 1.6 million inactive accesses in the second quarter of 2012.
(5)	Includes 150 thousand clients of TVA in June 2011.

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA LATINOAMERICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June			April - June
	2012	2011	% Chg	2012	2011	% Chg
Revenues	14,963	13,978	7.0	7,445	7,037	5.8
Internal exp. capitalized in fixed assets	83	74	12.5	43	39	10.9
Operating expenses	(10,050)	(9,077)	10.7	(4,915)	(4,583)	7.2
Supplies	(3,742)	(3,592)	4.2	(1,826)	(1,811)	0.8
Personnel expenses	(1,437)	(1,220)	17.8	(696)	(609)	14.4
Subcontracts	(4,119)	(3,686)	11.8	(2,046)	(1,880)	8.8
Bad debt provision	(270)	(188)	43.3	(98)	(86)	14.3
Taxes	(482)	(390)	23.4	(249)	(198)	25.7
Other net operating income (expense)	28	110	(74.2)	(1)	71	c.s.
Gain (loss) on sale of fixed assets	188	88	112.9	91	80	13.5
Impairment of goodwill and other assets	—	—	—	—	—	—
Operating income before D&A (OIBDA)	5,212	5,172	0.8	2,663	2,645	0.7
OIBDA Margin	34.8%	37.0%	(2.2 p.p. )	35.8%	37.6%	(1.8 p.p.	)
Depreciation and amortization	(2,481)	(2,311)	7.4	(1,242)	(1,163)	6.8
Operating income (OI)	2,730	2,861	(4.6)	1,421	1,482	(4.1)

Notes:

•	OIBDA and OI before management and brand fees.

•	2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela.

•

From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T. Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda) have been excluded from the consolidation perimeter and are included within “Other companies and eliminations”. As a result, the results of T. Latinoamérica and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect the above mentioned new organization. As this is an intragroup change, Telefónica consolidated results for 2011 are not affected.

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA LATINOAMERICA

ACCESSES BY COUNTRY (I)

Unaudited figures (Thousands)

	2011			2012
	June	September	December	March	June	% Chg
BRAZIL
Final Clients Accesses	79,767.2	82,750.8	87,172.1	90,333.7	91,136.9	14.3
Fixed telephony accesses (1)	11,126.6	11,086.6	10,977.4	10,880.9	10,767.4	(3.2)
Internet and data accesses	3,909.8	3,933.1	3,942.6	3,986.3	3,999.2	2.3
Narrowband	344.2	287.7	214.5	207.9	188.8	(45.1)
Broadband (2)	3,486.9	3,567.5	3,648.0	3,700.1	3,732.0	7.0
Other (3)	78.8	77.9	80.0	78.2	78.4	(0.5)
Mobile accesses	64,049.1	67,038.4	71,553.6	74,783.7	75,719.7	18.2
Prepay (4)	49,809.7	51,679.3	55,438.1	58,163.0	58,542.3	17.5
Contract	14,239.4	15,359.1	16,115.5	16,620.7	17,177.4	20.6
Pay TV (5)	681.7	692.7	698.6	682.8	650.5	(4.6)

Wholesale Accesses	32.4	32.0	28.0	26.9	25.7	(20.8)

Total Accesses	79,799.6	82,782.8	87,200.1	90,360.6	91,162.6	14.2

ARGENTINA
Final Clients Accesses	22,537.3	22,630.4	23,008.4	22,786.3	23,009.8	2.1
Fixed telephony accesses (1)	4,621.3	4,617.1	4,611.0	4,597.0	4,582.7	(0.8)
Fixed wireless	40.2	38.2	38.2	36.8	49.5	23.1
Internet and data accesses	1,562.6	1,611.1	1,630.7	1,655.0	1,685.0	7.8
Narrowband	48.4	43.4	35.7	28.4	26.1	(46.1)
Broadband (2)	1,514.1	1,567.7	1,595.1	1,626.6	1,659.0	9.6
Mobile accesses	16,353.5	16,402.2	16,766.7	16,534.2	16,742.1	2.4
Prepay	10,347.3	10,303.2	10,581.3	10,274.0	10,325.0	(0.2)
Contract	6,006.2	6,099.0	6,185.4	6,260.2	6,417.1	6.8

Wholesale Accesses	13.2	13.2	13.9	13.4	9.4	(28.9)

Total Accesses	22,550.5	22,643.6	23,022.3	22,799.7	23,019.2	2.1

CHILE
Final Clients Accesses	12,442.1	12,253.1	12,674.4	12,809.1	12,742.2	2.4
Fixed telephony accesses (1)	1,903.8	1,871.4	1,848.1	1,810.3	1,780.1	(6.5)
Internet and data accesses	857.1	875.1	887.4	894.9	913.8	6.6
Narrowband	6.0	6.0	5.8	5.7	5.5	(8.1)
Broadband (2)	844.2	864.9	878.1	886.0	905.4	7.3
Other (3)	6.8	4.2	3.5	3.2	2.9	(57.7)
Mobile accesses	9,308.3	9,125.5	9,548.1	9,703.3	9,640.3	3.6
Prepay (6)	6,586.0	6,326.0	6,732.7	6,922.7	6,818.9	3.5
Contract	2,722.3	2,799.5	2,815.4	2,780.6	2,821.5	3.6
Pay TV	372.9	381.1	390.8	400.6	407.9	9.4

Wholesale Accesses	5.1	4.9	5.2	5.3	5.2	2.0

Total Accesses	12,447.1	12,258.0	12,679.6	12,814.4	12,747.4	2.4

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	Includes ADSL, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.
(4)	In Brazil, 1.0 million inactive accesses were disconnected in the fourth quarter of 2011 and 1.6 million inactive accesses in the second quarter of 2012.
(5)	Includes 150 thousand clients of TVA in June 2011.
(6)	360 thousand inactive accesses were disconnected in Chile in the third quarter of 2011.

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA

ACCESSES BY COUNTRY (II)

Unaudited figures (Thousands)

	2011			2012
	June	September	December	March	June	% Chg
PERU
Final Clients Accesses	17,504.6	18,205.6	18,766.1	19,332.8	19,694.1	12.5
Fixed telephony accesses (1)	2,842.8	2,855.8	2,848.4	2,877.2	2,908.6	2.3
Fixed wireless	491.7	471.2	444.6	638.0	631.8	28.5
Internet and data accesses	1,005.3	1,070.3	1,120.4	1,182.5	1,245.0	23.8
Narrowband	10.5	9.8	9.4	9.7	8.6	(17.7)
Broadband (2)	974.7	1,040.3	1,090.6	1,152.2	1,215.6	24.7
Other (3)	20.1	20.2	20.4	20.5	20.7	3.1
Mobile accesses	12,920.9	13,506.8	13,998.3	14,445.2	14,684.1	13.6
Prepay	10,300.8	10,707.6	11,079.6	11,372.7	11,422.4	10.9
Contract	2,620.1	2,799.2	2,918.7	3,072.5	3,261.7	24.5
Pay TV	735.6	772.6	799.0	828.0	856.5	16.4

Wholesale Accesses	0.5	0.5	0.4	0.4	0.4	(7.7)

Total Accesses	17,505.1	18,206.0	18,766.6	19,333.3	19,694.5	12.5

COLOMBIA
Final Clients Accesses	12,312.8	13,081.0	13,746.9	14,287.7	14,719.5	19.5
Fixed telephony accesses (1)	1,540.4	1,521.0	1,480.6	1,463.3	1,450.5	(5.8)
Internet and data accesses	594.3	613.6	620.3	636.4	652.8	9.8
Narrowband	6.7	7.1	7.9	8.5	8.5	26.7
Broadband (2)	587.6	606.5	612.3	627.9	644.2	9.6
Mobile accesses	9,949.4	10,700.0	11,391.1	11,933.0	12,358.5	24.2
Prepay	7,420.0	8,047.6	8,626.8	9,076.4	9,440.0	27.2
Contract	2,529.4	2,652.4	2,764.2	2,856.6	2,918.6	15.4
Pay TV	228.7	246.4	255.0	255.0	257.7	12.7

Wholesale Accesses	3.3	3.3	3.3	3.3	3.3	0.0

Total Accesses	12,316.1	13,084.3	13,750.2	14,291.0	14,722.8	19.5

MEXICO
Mobile accesses	20,566.7	20,515.7	19,742.4	19,210.8	19,158.4	(6.8)
Prepay	18,930.9	18,731.4	18,149.8	17,690.8	17,637.8	(6.8)
Contract	1,635.9	1,784.3	1,592.6	1,520.0	1,520.6	(7.0)
Fixed wireless	667.6	726.6	745.3	821.4	886.6	32.8
Total Accesses	21,234.3	21,242.2	20,487.7	20,032.2	20,045.0	(5.6)

VENEZUELA
Mobile accesses	9,359.7	9,246.2	9,438.7	9,695.0	9,826.4	5.0
Prepay	8,515.7	8,391.7	8,570.9	8,812.2	8,912.1	4.7
Contract	843.9	854.6	867.8	882.9	914.4	8.3
Fixed wireless	920.0	893.7	883.4	866.8	882.5	(4.1)
Pay TV	89.0	97.8	114.3	127.9	147.1	65.3
Total Accesses	10,368.6	10,237.8	10,436.4	10,689.8	10,856.1	4.7

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA

ACCESSES BY COUNTRY (III)

Unaudited figures (Thousands)

	2011			2012
	June	September	December	March	June	% Chg
CENTRAL AMERICA (1)
Fixed telephony accesses (2)	491.2	512.3	530.1	547.5	561.5	14.3
Fixed Wireless	314.2	328.0	340.9	391.7	406.6	29.4
Internet and data accesses	2.9	2.9	3.0	3.3	3.0	5.7
Broadband (3)	1.7	1.8	1.8	1.8	1.7	(0.8)
Other (4)	1.1	1.2	1.2	1.5	1.3	15.4
Mobile accesses	6,805.8	7,018.2	7,562.5	8,085.3	8,542.7	25.5
Prepay	6,160.9	6,348.5	6,850.7	7,310.5	7,727.3	25.4
Contract	644.9	669.7	711.8	774.9	815.5	26.5
Total Accesses	7,299.9	7,533.5	8,095.6	8,636.1	9,107.3	24.8

ECUADOR
Mobile accesses	4,454.2	4,459.3	4,477.5	4,627.3	4,710.2	5.7
Prepay	3,775.6	3,758.8	3,756.5	3,887.6	3,954.1	4.7
Contract	678.6	700.5	721.0	739.7	756.1	11.4
Fixed Wireless	59.8	42.1	36.4	40.8	40.1	(32.9)
Total Accesses	4,514.0	4,501.5	4,513.9	4,668.2	4,750.4	5.2

URUGUAY
Mobile accesses	1,755.6	1,783.0	1,819.0	1,819.1	1,808.4	3.0
Prepay	1,261.7	1,275.4	1,300.8	1,292.9	1,275.5	1.1
Contract	493.9	507.6	518.2	526.1	532.8	7.9
Total Accesses	1,755.6	1,783.0	1,819.0	1,819.1	1,808.4	3.0

(1)	Includes Guatemala, Panama, El Salvador, Nicaragua, and from Q4 11, Cost a Rica.
(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(3)	Includes optical fiber, cable modem and broadband circuits.
(4)	Retail circuits other than broadband.

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA LATINOAMERICA

SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY

Unaudited figures

	2011			2012
	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
BRAZIL (1)
Traffic (Million minutes)	22,152	24,395	24,944.3	26,221	27,420	26.7
ARPU (EUR)	10.4	10.2	10.1	9.6	8.6	(9.1)

ARGENTINA
Traffic (Million minutes)	4,674	4,871	4,947	4,665	5,087	8.8
ARPU (EUR)	9.3	9.9	10.5	10.5	11.1	16.7

CHILE
Traffic (Million minutes)	3,006	3,039	3,173	3,188	3,207	6.7
ARPU (EUR)	11.3	11.7	11.6	12.0	11.7	(2.2)

PERU
Traffic (Million minutes)	3,956	4,551	4,771	4,988	5,110	29.2
ARPU (EUR)	5.7	6.0	6.3	6.5	6.4	(3.8)

COLOMBIA
Traffic (Million minutes)	4,573	4,727	4,439	4,351	4,295	(6.1)
ARPU (EUR)	7.1	7.2	6.8	7.1	6.8	(14.4)

MEXICO
Traffic (Million minutes) (2)	5,857	6,004	5,754	4,454	4,505	(23.1)
ARPU (EUR)	5.3	5.1	5.1	5.5	5.5	6.7

VENEZUELA
Traffic (Million minutes)	3,534	3,714	3,816	3,766	3,885	9.9
ARPU (EUR) (3)	15.7	16.5	19.0	19.4	20.6	17.3

CENTRAL AMERICA (4)
Traffic (Million minutes)	2,371	2,564	2,676	2,754	2,738	15.5
ARPU (EUR)	5.6	5.6	5.9	5.9	5.7	(7.3)

ECUADOR
Traffic (Million minutes)	1,158	1,163	1,222	1,127	1,046	(9.7)
ARPU (EUR)	6.3	6.6	7.4	7.3	7.5	6.6

URUGUAY
Traffic (Million minutes)	744	781	825	827	820	10.2
ARPU (EUR)	9.7	10.0	10.5	10.6	10.2	1.6

Notes:

•	ARPU calculated as a monthly quarterly average.

•

Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	2011 figures have been reclassified according to a proforma criteria regarding the ownership of the licenses and “inter-company” eliminations. ARPU affected by the disconnection of 1.0 million inactive accesses in the fourth quarter of 2011 and 1.6 million inactive accesses in the second quarter of 2012 in Brazil.
(2)	From the first quarter of 2012 traffic is accounted in seconds without rounding to minutes.
(3)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2011 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(4)	Includes Guatemala, Panama, El Salvador, Nicaragua, and from Q4 11, Costa Rica.

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA LATINOAMERICA

CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY

Unaudited figures

	2011			2012
	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
BRAZIL (1)
Traffic (Million minutes)	42,741	67,136	92,081	26,221	53,641	28.2
ARPU (EUR)	10.3	10.3	10.2	9.6	9.1	(7.3)

ARGENTINA
Traffic (Million minutes)	8,970	13,842	18,788	4,665	9,751	8.7
ARPU (EUR)	9.2	9.5	9.7	10.5	10.8	17.5

CHILE
Traffic (Million minutes)	6,006	9,045	12,218	3,188	6,395	6.5
ARPU (EUR)	11.6	11.7	11.6	12.0	11.8	(2.4)

PERU
Traffic (Million minutes)	7,823	12,374	17,145	4,988	10,098	29.1
ARPU (EUR)	5.9	5.9	6.0	6.5	6.4	(2.8)

COLOMBIA
Traffic (Million minutes)	8,721	13,448	17,887	4,351	8,646	(0.9)
ARPU (EUR)	6.9	7.0	6.9	7.1	7.0	(9.3)

MEXICO
Traffic (Million minutes) (2)	11,717	17,721	23,474	4,454	8,960	(23.5)
ARPU (EUR)	5.5	5.4	5.3	5.5	5.5	2.2

VENEZUELA
Traffic (Million minutes)	6,998	10,713	14,529	3,766	7,651	9.3
ARPU (EUR) (3)	15.7	15.9	16.7	19.4	20.0	18.1

CENTRAL AMERICA (4)
Traffic (Million minutes)	4,620	7,184	9,860	2,754	5,492	5,491.5
ARPU (EUR)	5.9	5.8	5.8	5.9	5.8	(5.2)

ECUADOR
Traffic (Million minutes)	2,334	3,497	4,720	1,127	2,172	(6.9)
ARPU (EUR)	6.4	6.5	6.7	7.3	7.4	7.4

URUGUAY
Traffic (Million minutes)	1,508	2,290	3,114	827	1,647	9.2
ARPU (EUR)	9.8	9.9	10.0	10.6	10.4	1.8

Notes:

•	ARPU calculated as a monthly quarterly average for each period.

•

Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	2011 figures have been reclassified according to a proforma criteria regarding the ownership of the licenses and “inter-company” eliminations. ARPU affected by the disconnection of 1.0 million inactive accesses in the fourth quarter of 2011 and 1.6 million inactive accesses in the second quarter of 2012 in Brazil.
(2)	From the first quarter of 2012 traffic is accounted in seconds without rounding to minutes.
(3)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2011 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(4)	Includes Guatemala, Panama, El Salvador, Nicaragua, and from Q4 11, Costa Rica.

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA LATINOAMERICA

SELECTED FINANCIAL DATA BY COUNTRY (I)

Unaudited figures (Euros in millions)

	January - June				April - June
	2012	2011	% Chg	% Chg Local Cur	2012	2011	% Chg	% Chg Local Cur
BRAZIL (1) (2)
Revenues	6,898	7,123	(3.2)	2.1	3,295	3,608	(8.7)	(0.0)
Wireless Business (2)	4,253	4,106	3.6	9.2	2,045	2,069	(1.2)	8.1
Service revenues	4,097	3,853	6.3	12.0	1,971	1,952	0.9	10.4
Data revenues	1,049	882	18.9	25.3	517	465	11.4	21.6
Handset revenues	156	252	(38.3)	(35.0)	74	117	(36.6)	(30.6)
Wireline Business (2)	2,645	3,017	(12.3)	(7.6)	1,250	1,538	(18.8)	(11.0)
FBB and new services (3)	898	944	(4.8)	0.3	430	517	(16.7)	(8.8)
Voice & Access Revenues	1,721	2,044	(15.8)	(11.3)	807	1,008	(19.9)	(12.2)
Other	26	29	(10.3)	(5.5)	12	14	(12.7)	(4.4)
OIBDA	2,515	2,661	(5.5)	(0.4)	1,270	1,401	(9.4)	(1.2)
OIBDA margin	36.5%	37.4%	(0.9 p.p. )		38.5%	38.8%	(0.3 p.p. )
CapEx	963	1,120	(14.0)	(9.4)	456	807	(43.6)	(38.0)
OpCF (OIBDA-CapEx)	1,553	1,541	0.8	6.2	814	594	37.1	48.7

ARGENTINA
Revenues	1,779	1,513	17.6	18.0	911	753	20.9	17.5
Wireless Business	1,158	960	20.7	21.1	597	478	24.9	21.4
Service revenues	1,062	882	20.5	20.9	544	441	23.4	20.0
Data revenues	453	338	34.1	34.6	237	171	38.5	34.8
Handset revenues	96	78	23.3	23.7	53	37	42.0	37.6
Wireline Business	680	603	12.9	13.3	343	300	14.5	11.3
FBB and new services (3)	308	248	23.9	24.4	157	124	26.3	22.9
Voice & Access Revenues	352	335	5.2	5.6	176	166	6.3	3.3
Other	20	20	2.8	3.2	10	10	2.3	(0.7)
OIBDA	516	510	1.0	1.4	245	251	(2.4)	(5.2)
OIBDA margin (4)	28.4%	33.3%	(4.9 p.p. )		26.3%	33.3%	(7.0 p.p. )
CapEx	175	161	8.3	8.7	89	101	(12.1)	(13.4)
OpCF (OIBDA-CapEx)	341	349	(2.3)	(2.0)	156	150	4.1	0.2

CHILE
Revenues	1,239	1,134	9.3	4.6	616	561	9.9	3.5
Wireless Business	747	685	9.1	4.4	369	338	9.0	2.7
Service revenues	694	636	9.2	4.5	343	313	9.5	3.1
Data revenues	131	119	9.3	4.6	67	60	10.7	4.3
Handset revenues	53	50	7.6	3.0	26	25	2.8	(3.1)
Wireline Business	541	511	5.8	1.3	272	255	6.9	0.7
FBB and new services (3)	275	232	18.6	13.6	139	117	19.3	12.4
Voice & Access Revenues	252	264	(4.8)	(8.9)	125	130	(3.9)	(9.5)
Other	14	15	(4.0)	(8.1)	7	8	(0.4)	(6.2)
OIBDA	492	510	(3.5)	(7.6)	250	263	(4.8)	(10.2)
OIBDA margin	39.7%	45.0%	(5.2 p.p. )		40.6%	46.9%	(6.3 p.p. )
CapEx	259	199	29.8	24.2	152	123	23.6	17.1
OpCF (OIBDA-CapEx)	233	310	(24.9)	(28.1)	98	140	(29.8)	(34.1)

Notes:

•	OIBDA is presented before management and brand fees.

•

From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world that were previously included in the consolidation perimeter of T. Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda) have been excluded from the consolidation perimeter and are included within “Other companies and eliminations”. As a result, the results of T. Latinoamérica and “Other companies and eliminations” have been restated to reflect the above mentioned new organization.

(1)	2011 results include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007. CapEx includes 355 million euros from the acquisition of spectrum in Brasil in the second quarter of 2011.
(2)	2011 figures have been reclassified according to a proforma criteria regarding the ownership of the licenses and “inter-company” eliminations.
(3)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.
(4)	Margin over revenues includes fixed to mobile interconnection.

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (II)

Unaudited figures (Euros in millions)

	January - June				April - June
	2012	2011	% Chg	% Chg Local Cur	2012	2011	% Chg	% Chg Local Cur
PERU
Revenues	1,148	971	18.2	5.0	581	476	22.1	4.1
Wireless Business (1)	627	513	22.2	8.5	314	250	25.6	7.0
Service revenues (1)	555	447	24.2	10.3	277	217	27.7	8.8
Data revenues	93	62	49.7	33.0	48	29	61.8	37.8
Handset revenues	72	66	8.4	(3.7)	37	33	11.6	(4.7)
Wireline Business	585	521	12.4	(0.1)	301	256	17.3	0.0
FBB and new services (2)	344	278	24.0	10.1	178	139	28.2	9.5
Voice & Access Revenues	229	233	(1.5)	(12.5)	114	112	1.7	(13.3)
Other	12	10	15.8	2.8	8	5	62.5	39.3
OIBDA	402	366	9.9	(2.4)	198	178	11.4	(5.2)
OIBDA margin	35.0%	37.7%	(2.6 p.p. )		34.1%	37.3%	(3.3 p.p. )
CapEx	123	85	45.1	28.9	66	51	29.9	12.0
OpCF (OIBDA-CapEx)	279	281	(0.8)	(11.9)	132	127	4.0	(11.9)

COLOMBIA
Revenues	878	761	15.4	4.1	440	385	14.4	1.3
Wireless Business	534	444	20.3	8.5	267	223	19.7	6.0
Wireless service revenues	497	412	20.5	8.7	250	207	20.4	6.7
Wireless data revenues	119	87	36.1	22.7	59	45	30.8	15.9
Handset revenues	37	32	18.4	6.7	17	16	9.7	(3.0)
Wireline Business	363	336	8.3	(2.3)	182	171	6.8	(5.4)
FBB and new services (2)	184	152	21.2	9.3	93	79	16.9	3.6
Voice & Access Revenues	178	183	(2.3)	(11.9)	90	91	(1.4)	(12.7)
Other	1	1	(19.2)	(27.2)	0	1	(81.1)	(84.8)
OIBDA	282	246	14.8	3.6	145	126	14.8	1.8
OIBDA margin	32.1%	32.3%	(0.2 p.p. )		33.0%	32.9%	0.1 p.p.
CapEx	91	127	(28.6)	(35.6)	53	80	(34.5)	(41.7)
OpCF (OIBDA-CapEx)	191	118	61.4	45.6	93	46	101.0	77.4

MEXICO (T. Móviles Mexico)
Revenues	776	808	(3.9)	(1.1)	386	391	(1.3)	1.3
Service revenues	693	728	(4.8)	(2.0)	344	349	(1.4)	1.3
Data revenues	237	197	20.2	23.8	119	103	15.4	18.7
Handset revenues	83	80	3.8	6.9	41	42	(2.1)	1.8
OIBDA	186	217	(14.3)	(11.8)	102	102	(0.2)	2.3
OIBDA margin	23.9%	26.8%	(2.9 p.p. )		26.5%	26.2%	0.3 p.p.
CapEx	74	124	(40.1)	(38.4)	46	47	(2.0)	(0.3)
OpCF (OIBDA-CapEx)	112	93	19.9	23.5	57	56	1.4	4.5

Notes:

•	OIBDA is presented before management and brand fees.

•

From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world that were previously included in the consolidation perimeter of T.Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda) have been excluded from the consolidation perimeter and are included within “Other companies and eliminations”. As a result, the results of T. Latinoamérica and “Other companies and eliminations” have been restated to reflect the above mentioned new organization.

(1)	Includes earnings from fixed wireless.
(2)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (III)

Unaudited figures (Euros in millions)

	January - June					April - June
	2012	2011	% Chg		% Chg Local Cur	2012	2011	% Chg	% Chg Local Cur
VENEZUELA (T. Móviles Venezuela) (1)
Revenues	1,510	1,068	41.4		25.3	847	560	51.2	27.0
Service revenues	1,333	966	38.0		22.6	737	504	46.1	22.5
Data revenues (2)	508	326	56.0		35.9	279	165	68.7	37.4
Handset revenues	177	102	72.7		49.4	110	56	97.0	64.6
OIBDA	636	461	37.7		21.7	348	228	52.6	25.8
OIBDA margin	42.1%	43.2%	(1.1 p.p.	)		41.1%	40.7%	0.4 p.p.
CapEx	157	145	8.5		(6.1)	93	63	47.0	25.1
OpCF (OIBDA-CapEx)	479	317	51.1		33.4	255	165	54.8	26.1

CENTRAL AMERICA (3)
Revenues	325	264	23.3		15.4	162	129	25.8	12.8
Service revenues	295	246	19.5		11.9	150	120	24.6	15.5
Data revenues	64	44	43.7		35.3	33	22	49.8	40.1
Handset revenues	31	17	76.9		65.5	12	8	43.0	31.5
OIBDA	53	72	(26.1)		(30.5)	32	34	(4.8)	(12.3)
OIBDA margin	16.4%	27.4%	(11.0 p.p.	)		19.8%	26.1%	(6.4 p.p. )
CapEx (4)	37	87	(56.8)		(59.5)	30	82	(63.6)	(66.4)
OpCF (OIBDA-CapEx)	16	(15)	n.m.		n.m.	2	(48)	(104.5)	(104.0)

ECUADOR (T. Móviles Ecuador)
Revenues	239	193	23.9		14.5	122	97	26.3	12.6
Service revenues	213	170	25.2		15.7	109	85	28.6	14.7
Data revenues	65	45	42.9		32.0	33	23	42.3	27.1
Handset revenues	25	22	13.2		4.6	13	12	8.5	(2.9)
OIBDA	83	63	31.4		21.4	44	32	38.0	23.2
OIBDA margin	34.8%	32.8%	2.0 p.p.			36.0%	32.9%	3.1 p.p.
CapEx	22	10	124.0		107.0	14	8	80.8	65.0
OpCF (OIBDA-CapEx)	61	53	14.2		5.5	30	24	23.8	9.6

URUGUAY (T. Móviles Uruguay)
Revenues	123	112	9.6		5.6	59	54	9.0	6.0
Service revenues	118	108	9.1		5.1	56	52	7.9	5.0
Data revenues	42	38	10.4		6.4	22	19	14.0	10.7
Handset revenues	6	5	22.2		17.8	3	2	35.5	31.5
OIBDA	55	52	5.9		2.1	25	24	4.4	1.6
OIBDA margin	44.5%	46.0%	(1.6 p.p.	)		43.2%	45.1%	(1.9 p.p. )
CapEx	5	3	87.7		80.9	3	2	52.6	48.0
OpCF (OIBDA-CapEx)	50	49	1.3		(2.4)	22	22	(0.2)	(2.9)

Notes:

•	OIBDA is presented before management and brand fees.

•

From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and globar resources that were previously included in the consolidation perimeter of T. Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda) have been excluded from the consolidation perimeter and are included within “Other companies and eliminations”. As a result, the results of T. Latinoamérica and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect the above mentioned new organization. As this is an intragroup change, Telefónica consolidated results for 2011 are not affected.

(1)	Reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2011, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.
(2)	Data revenues do not include hyperinflationary adjustments.
(3)	Includes Guatemala, Panama, El Salvador, Nicaragua, and from Q4 11, Costa Rica.
(4)	CapEx includes 5 million euros from the spectrum acquired in Nicaragua in the first quarter of 2012 and 68 million euros in Costa Rica in the second quarter of 2011.

January — June 2012 Results — TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe

In the first half of the year Telefónica Europe has taken bold actions to improve market dynamics and enhance efficiency in key countries, including the removal of mobile handset subsidies for new customers in Spain, the network sharing agreement signed with Vodafone in the UK and the strong focus in quality that results in higher customer satisfaction and lower customer care costs. In parallel, Telefónica Europe continued to expand its mobile customer base during the second quarter of 2012, as trading momentum improved across countries on the back of the successful tariff refreshment, with a strong focus on smartphone adoption.

Top line evolution remained under pressure, impacted by consumer’s usage optimization amid challenging economic backdrop, mobile termination rate cuts in Spain and UK and strong competition across footprint, what is ultimately reflected on OIBDA performance. However, the execution of new commercial models and the significant cost cutting measures led to an OIBDA margin improvement on sequential basis.

Telefónica Europe’s total customer base stood at 103.1 million accesses at the end of June (-1% year-on-year), impacted by the disconnection of 2.0 million mobile accesses in Spain in the first quarter of 2012.

With regards to the operating performance in the mobile business in the first half of the year, it is worth to highlight:

•	The mobile customer base totalled 70.3 million (-2% year-on-year), with contract customers accounting for 59% of the base (3 percentage points higher year-on-year). Total net additions turned positive in the second quarter (67 thousand accesses), driven by the sequential increase in contract net additions (458 thousand in the quarter vs 375 thousand in the previous quarter in comparable terms) and the better performance in the prepay segment. As a result of the increased focus on retention, handset upgrades continued to rise in the first half on previous year (+10% year-on-year: +5% in the quarter).

•	Mobile broadband accesses rose steadily 23% year-on-year to 23.4 million in June 2012, reaching a 33% of the mobile base (+7 percentage points year-on-year). Strong smartphone adoption (32% penetration at the end of June) drove this performance, with an estimated share of total handset sales in the second quarter of 80%.

Main highlights from the fixed-telephony business in the first six months of the year were:

•	Retail fixed telephony accesses reached 16.2 million in June 2012 (-2% year-on-year).

•	Retail fixed broadband accesses stood at 9.6 million accesses at the end of second quarter 2012 (-2% year-on-year), amid lower market growth and intense competition.

•	Pay TV accesses continued growing 1% year-on-year to 1.0 million in the first half 2012.

Revenues (15,076 million euros in the first half) decreased by 6.1% year-on-year (-7.1% in organic terms in the first half) after posting a 5.7% year-on-year decline in the second quarter (-7.3% organic).

Mobile data revenues continued posting solid growth of 7.2% year-on-year in the first six months of the year (+4.7% in organic terms) and of 8.2% in the second quarter (+4.3% organic), to represent 40% of mobile service revenues (+5 percentage points above previous year) on the back of the steady year-on-year increase of non-SMS data revenues that reached 21.3% year-on-year in the first

January — June 2012 Results — TELEFÓNICA

half (+19.1% in organic terms) and 21.5% in the second quarter (+18.0% organic) to account for 57% of total data revenues (+7 percentage points year-on-year).

Ongoing focus on cost contention, despite increased commercial activity, was reflected in operating expenses (10,208 million euros) in the first six months of 2012, that decreased 1.3% year-on-year (-2.6% in organic terms). In the second quarter operating expenses declined 0.9% year-on-year (-3.1% organic). By major components:

•	Supplies declined 0.8% year-on-year to 5,049 million euros in the first six months of the year (-2.6% in organic terms), mainly explained by lower interconnection costs and in a lower extent by lower supplies driven by the new commercial strategy of subsidies. In the second quarter supplies remained virtually flat year-on-year (+0.3% year-on-year; -2.7% organic).

•	Personnel expenses (1,842 million euros in the first half 2012) were 4.6% lower than in the first half of 2011 (-5.2% organic terms), declining 4.3% year-on-year in the second quarter (-5.4% organic), mainly reflecting the benefits of the headcount Redundancy Programs in Spain and restructuring costs in Ireland (7.1 million euros) mainly booked in the second quarter of 2012.

•	Subcontract expenses reached 3,015 million euros in first half 2012, an increase of 1.2% year-on-year (+0.2% in organic terms) due to higher commercial costs associated to the strong commercial momentum in the contract segment. In the second quarter subcontract expenses declined 1.3% (-3.0% organic) primarily affected by savings in commercial costs in Spain and UK.

As a result, OIBDA amounted to 5,185 million euros in the first half of 2012 (-13.5% year-on-year; -13.9% in organic terms) mainly reflecting the revenue performance. Nevertheless, in the second quarter OIBDA reduced the pace of its year-on-year decline both in reported (-12.4%) and organic terms (-13.1%). Consequently OIBDA margin stood at 34.4% in the six months to June 2012, with a sequential improvement in the second quarter (35.5% vs. 33.3% in the first quarter) on the back of the benefits from the new commercial model in Spain, year-on-year growth of profitability in Germany and lower commercial costs in the UK.

CapEx stood at 1,562 million euros in the first half 2012, down 2.6% year-on-year (-3.7% in organic terms) reflecting higher investment efficiencies and a continued investment in mobile and fiber networks.

Operating cash flow reached 3,623 million euros to June 2012 (vs 4,393 million to June 2011; -17.7% in organic terms).

TELEFÓNICA ESPAÑA

Telefónica España in the second quarter of 2012 showed a gradual commercial recovery, boosted by the tariff repositioning carried out in the second half of 2011. Thanks to the rapid adoption of the new portfolio and the renewed effort on customer loyalty, the Company is gradually increasing customer retention figures, reducing churn rates across all services, which had a positive impact on the quarterly net additions, particularly in fixed broadband and contract mobile.

On the other hand, it should be highlighted that the implementation of the new commercial model -that involved the removal of the handset subsidies in acquisition activities from March- has had the expected impact, allowing to achieve a very significant reduction in mobile number portability volume, and a material increase in the Company’s portability net additions, despite the shortening of the portability timeframe from 5 days to 24 hours from June 1st 2012.

At the same time, the new commercial model also translated into net savings of commercial costs, with a positive impact on the OIBDA margin in the second quarter of 2012.

January — June 2012 Results — TELEFÓNICA

Telefónica España continued to strongly push fiber as a lever for future growth. Thus, the second quarter of the year featured an intense marketing campaign focused on strategic areas, which supposed a significant advance to fulfill the Company’s year-end targets.

At the end of June 2012, Telefónica España managed a total of 44.0 million accesses (-7% year-on-year), affected by the disconnection of 2.0 million inactive mobile accesses in the first quarter, being noteworthy the reduction of the quarterly access net loss (350 thousand accesses) compared to the previous quarter (-52% in comparable terms).

In the fixed business it is worth to highlight:

•	Retail fixed telephony accesses stood at 11.9 million in June 2012 (-6% year-on-year), with a net loss of 156 thousand accesses in the second quarter, 44% lower than in the same quarter of the previous year, and 23% below the first quarter. This loss was 53% offset by net growth in wholesale accesses, which continue to generate revenues for the Company.

•	Retail fixed broadband accesses amounted to 5.6 million (-1% year-on-year). It is remarkable the better performance that showed net additions in the quarter, which returns to be positive reaching 14 thousand accesses (net loss of 9 thousand accesses in the previous quarter and of 80 thousand accesses in the same quarter in 2011), reflecting the positive impact of the new commercial offer on churn, that stands at the lowest rate achieved by the Company. By the end of June, 68% of fixed broadband customers of the consumer segment already enjoy the new tariffs.

Additionally, in the second quarter and despite the low consumption context, it should be noted the solid growth in fiber customers, standing at 213 thousand accesses, which accounts for 12% of households passed with this technology (more than 1.7 million households, 2.4 times the figure in June 2011).

•	Pay TV accesses stood at 792 thousand at the end of June, posting a 1% year-on-year growth.

•	The wholesale accesses amounted to 4.2 million (+14% year-on-year), fuelled by growth in full unbundled local loops (+18% year-on-year).

The following are the highlights of wireless business:

•	The Company’s mobile accesses stood at 21.3 million, of which 74% were contract customers.

•

The net loss of mobile accesses during the second quarter of the year (-258 thousand customers) fell significantly compared to previous quarter (-611 thousand accesses not including the disconnections already mentioned), in spite of the disconnections of “dongles” as a result of changes in customers’ usage patterns with migration to integrated tariffs, multisim or multidevice. This improvement achieved in net additions was due to a better performance in contract segment (-64 thousand customers, vs -217 thousand accesses in previous quarter in comparable terms) as a result of sharp churn reduction, coupled with a better evolution recorded by the prepay base. The net portability balance was also noteworthy, with a loss of 86 thousand contract accesses during the second quarter of the year, compared to 123 thousand customers in the previous quarter.

•

Total churn, excluding the impact of the accesses disconnections of the first quarter, stood at 2.0% for the first six months of the year (1.7% in the quarter). It was remarkable the positive performance of contract churn, that stood at 1.4% in the second quarter of the year, decreasing 0.6 percentage points compared to the previous quarter (-0.3 percentage points on the same period in 2011).

•	Mobile broadband accesses, particularly pushed up by the growing base of smartphones, continued to post a solid dynamism, with year-on-year growth of 25% to total 7.2 million

January — June 2012 Results — TELEFÓNICA

accesses by the end of June, accounting for 34% of mobile accesses (+10 percentage points year on year). Smartphone sales in the quarter were 80% of total handset sales.

•	Traffic declined by 7.9% year-on-year in the semester (-9.7% in the quarter), reflecting lower customer usage in an environment of private consumption contraction.

•

ARPU fell by 14.1% year-on-year in the semester and by 15.0% in the quarter in comparable terms (excluding the effect of the disconnections above mentioned), reflecting usage optimization by customers, lower prices -affected by increasing adoption of new commercial offers-, and mobile termination rates cut (with an additional 14.5% cut as of April). By the end of June, 52% of contract customers on the consumer segment had taken up the new tariffs (37% in the first quarter).

In comparable terms, voice ARPU dropped by 20.1% year-on-year in the first six months to June and by 21.1% in the quarter, while data ARPU maintained a positive performance (+4.0% over the six-month period; +3.7% in the quarter), accounting for 30% of total ARPU. This performance was driven by a sharp growth in connectivity revenues, pushed by the adoption of flat data tariffs, which offset lower SMS revenues, although it should be mentioned that non-SMS revenues were negatively affected in the semester by the change in the commercial strategy for Premium SMS (-62.4% year-on-year in revenues).

The Company’s revenues amounted to 7,720 million euros in the first six months of the year (-11.7% year-on-year; -12.7% in the quarter), primarily reflecting the evolution of accesses and ARPUs across services.

Fixed line revenues amounted to 4,876 million euros in the first six months of the year (-8.9% year-on-year; -10.8% in the quarter). Performance during the second quarter was affected by a higher decline in traffic revenues from both end customers and other operators, and by the impact on broadband ARPU due to the rapid customer repositioning on the new tariff portfolio. Breakdown by components:

•

Voice and access revenues (2,374 million euros) fell 12.3% year-on-year in the semester (-14.0% in the quarter). This evolution reflects lower access revenues (970 million euros) during the first six months of the year that decreased 9.6% year on year (-10.2% in the quarter) driven by the access performance, and lower voice revenues (1,404 million euros) with a decline of 14.1% year-on-year (-16.4% in the quarter) due to the growing weight of flat rates and traffic bundles (75% of total fixed telephony accesses) and lower traffic.

•

Broadband and new services revenues fell by 4.9% during the first six months of 2012 (-6.1% in the quarter) to 2.239 million euros. Retail revenues (947 million euros) fell by 12.9% during the first half of the year (-14.1% in the quarter), mainly reflecting the 10.6% year on year decline in effective broadband ARPU for the semester to 28.9 euros (-12.1% year-on-year in the quarter), impacted by the migration of customers to the new tariffs. Wholesale revenues stood in the first six months at 294 million euros, showing year-on-year growth of 13.9% (+9.5% in the quarter). Data revenues (688 million euros) fell by 2.4% year-on-year over the semester (-1.0% in the quarter), whereas IT services revenues (305 million euros) posted year-on-year growth of 2.6% with respect to the first six months of 2011 (-3.2% in the quarter) due to the seasonality of projects.

The Company’s mobile revenues amounted to 3,378 million euros during the first six months of the year (-14.5% year-on-year; -15.3% in the quarter). Breakdown by components is as follows:

•

Mobile service revenues (2,723 million euros) fell by 18.1% year-on-year during the six-month period and by 18.4% in the quarter, mainly driven by ARPU performance, impacted by the additional cuts in mobile termination rate in April. Excluding these cuts, service revenues fell by 16.5% year-on-year in the semester (-16.8% in the quarter). Breakdown by components:

January — June 2012 Results — TELEFÓNICA

•

Customer revenues (2,395 million euros) decreased by 17.2% in year-on-year terms over the first half of the year, mainly due to lower ARPU related to customer repositioning in new tariffs and usage optimization. In the second quarter the year-on-year decline stood at 17.3%, similar to the previous quarter that was positively affected by seasonality. The performance in the second quarter reflected the positive impact related to the loyalty programme that offset the termination of a contract with a mobile virtual network operator to which the Company delivered network service.

Mobile data revenues (816 million euros) increased by 1.0% year-on-year to June (-0.7% in the quarter), driven by the solid growth in non-SMS revenues (+15.8% year-on-year; +14.6% in the quarter), which already account for 83% of data revenues (+11 percentage points year-on-year), despite the lower revenues due to the change in the commercial strategy of SMS Premium in November 2011.

•

Interconnection revenues (250 million euros) fell by 26.5% during the first half of the year (-29.5% in the quarter), affected by the mobile termination rate cuts above mentioned. Roaming-in revenues (46 million euros) fell by 15.2% year-on-year (-9.4% in the quarter) affected by lower traffic.

•

Revenues from handset sales amounted to 655 million euros in the first six months of the year, with a 4.6% year-on-year increase (+2.6% in the quarter), driven by smartphone sales. It should be noted that in the second quarter of 2012 was made an adjustment to reflect the change of the Company’s new commercial model, and this brought in additional handset sales revenues of 62 million euros during the quarter, with no material impact on OIBDA (3 million euros). Excluding this impact handset revenue would decline 18.4% in the quarter.

Operating expenses stood at 4,537 million euros for the first six months of 2012, a year-on-year decrease of 9.2%, and accelerated its pace of decline during the second quarter (-11.2% year-on-year), reflecting the efforts to contain all cost areas. Breakdown by components:

•

Supply costs (1,800 million euros) dropped by 10.2% year-on-year (-11.8% in the quarter), mainly due to lower mobile interconnection costs, while subcontracting expenses amounted to 1,363 million euros, a year-on-year reduction of 8.2% (-14.3% in the quarter). Both items illustrate the impact of lower commercial expenses (-8.8% year-on-year; -15.0% in the quarter) stemming from the new commercial model and the results of measures in place to improve customer satisfaction, which greatly reduced complaints ratios and calls to customer service units.

•

The Company’s personnel expenses amounted to 1,150 million euros, a drop of 8.2% year-on-year (-8.9% in the quarter), as a result of savings from the Redundancy Programme in the fixed line business (117 million euros during the first six months of the year). Telefónica España had 32,226 employees at the end of June 2012 (-8.4% year-on-year).

•	Taxes were down in the semester by 9.5% year-on-year, while bad debt provisions over the first six months of the year accounted for 1% of revenues.

OIBDA amounted to 3,387 million euros in the first six months of the year, a decrease of 13.6% year-on-year, posting signs of stabilization in its pace of year-on-year decline (-13.7% year-on-year in the second quarter). OIBDA in the second quarter totalled 1,718 million euros and grew 3.0% compared to previous quarter, with a significant improvement in OIBDA margin (45.0% in the quarter vs. 42.8% in the first three months of the year). OIBDA margin for the semester stood at 43.9% (-1.0 percentage points year-on-year).

The better evolution in the quarter reflected the significant cost contention due to the savings in commercial costs and personnel expenses related to the redundancy programme, and the capital

January — June 2012 Results — TELEFÓNICA

gain on the sale of applications during the quarter (18 million euros) that limit the impact of higher pressure on revenues.

CapEx for the first six months of 2012 stood at 787 million euros (-12.7% year-on-year). Quality indicators improvements together with the reduction on the number of complaints translate into greater investment efficiencies, allowing resources devoted to growth areas such as fiber to increase, and at the same time sustainable overall CapEx decline.

TELEFÓNICA UK (Year-on-year changes in local currency)

In the first half of 2012, Telefónica UK regained commercial traction, with improving momentum in the second quarter despite a highly competitive market. Mobile service revenue evolution stabilised for a second consecutive quarter, on the back of contract customer base growth and the strong performance of data revenue.

The Company continued pushing its commercial activity around high-end smartphones, with successful results from the “On&On” tariffs launched on March 30th, which reinforces focus on tiered data strategy. As a result, quarterly contract net additions improved sequentially, maintaining a consistent low level of churn, while gross additions continued to show strong growth. In parallel, in the second quarter Telefónica UK progressively lowered handset subsidies for new customers and posted fewer upgrades due to the decreased number of “out of contract” customers.

It is worth highlighting the network sharing agreement signed with Vodafone at the beginning of June. This will create one nationwide network grid with the objective of delivering the best network to customers quicker, and more cost effectively than either company could manage on its own. This agreement will bring further efficiencies in coming years allowing Telefonica UK to foster LTE deployment.

Telefónica UK’s total access base stood at 23.3 million at the end of June 2012 (+2% year-on-year), primarily driven by the strong growth in the contract mobile base and positive fixed telephony growth which compensated a year-on-year decline in retail broadband fixed internet accesses.

Regarding mobile operating performance in the first half of the year it should be highlighted that:

•

The mobile contract customer base continued to grow, increasing 7% year-on-year with the contract mix rising sequentially and annually to account for over 51% (+3 percentage points year-on-year; 1 percentage point quarter-on-quarter). The mobile customer base reached 22.4 million at the end of June 2012 (+1% year-on-year).

•

Contract net additions showed a solid positive trend from the beginning of the year, reaching 473 thousand in the first half of 2012 (175 thousand in the first half of 2011) and 251 thousand in the second quarter (25 thousand in the second quarter of 2011). This reflects the success of the refreshed commercial portfolio and the continued focus on customer retention. Total net additions in the first half totalled 204 thousand (-69 thousand in 2011).

•

Contract churn maintained its low level from the first quarter, decreasing 0.1 percentage points to 1.0% in the first half (1.0% in the second quarter; -0.2 percentage points year-on-year). Total churn was 0.1 percentage points lower year-on-year to 2.8% (2.7% in the second quarter; -0.4 percentage points year-on-year).

•

Continued focus on smartphones resulted in a leading smartphone penetration of 42%, an increased of 8 percentage points year-on-year at the end of the first half of 2012. Near to 90% of contract handset sales during the six months to June 2012 were smartphones, and over 80% of new customers choose one of the top two tier data bundles during the quarter.

•	The Tesco Mobile joint venture (not included in the Company’s total customer base) continued to show strong momentum, with 136 thousand net additions in the second quarter to reach 3.2

January — June 2012 Results — TELEFÓNICA

million customers at the end of June 2012 (+20% year-on-year), with the contact base more than doubling year-on-year to reach 1.0 million.

•	Voice traffic continued to be impacted by usage optimisation and a lower prepay customer base, resulting in a decrease of 9% year-on-year in the first half and in the second quarter.

•

ARPU in the first half decreased by 8.5% year-on-year (-8.8% in the second quarter), driven by an additional cut in mobile termination rates during the quarter, coupled with strong competitive pressure and customers optimising bundles and moving to lower price points. Voice ARPU declined 16.6% year-on-year in the first half (-17.8% in the second quarter) whereas data ARPU continued to grow, up 1.7% year-on-year (+2.1% in the second quarter).

Revenues reached 3,437 million euros in the first half (-5.7% year-on-year), with a modest sequential improvement in the second quarter (-5.3% year-on-year vs. -6.0% in the first quarter), as the result of improving commercial momentum in the market place, partially offset by regulatory cuts. Excluding the impact from mobile termination rate cuts, revenues would have decreased 2.8% in the first half (-2.6% in the second quarter).

Improved commercial momentum and the data monetisation strategy were central to stabilise mobile service revenue trends in the first half (-8.2% year-on-year; -8.1% year-on-year in the second quarter), so that it totalled 3,028 million euros in the first half of the year. Excluding the impact from regulation, mobile service revenues declined 5.0% year-on-year in the first half, with stable year-on-year trends through the quarters (-5.1% year-on-year in the second quarter).

Non-SMS data revenues grew 18.4% year-on-year in the first half (+19.5% in the second quarter), driven by the increased smartphone penetration coupled with the adoption of tiered data. Total data revenues grew 2.0% year-on-year in the first half, accelerating its growth trend to 2.8% in the second quarter to account for 51% of mobile service revenues (+5 percentage points year-on-year).

Operating expenses increased 2.5% year-on-year in the first half, as the Company continued its commercial activity to maintain market momentum, leading to improved trading and higher commercial costs year-on-year. Nevertheless, commercial cost growth slowed down materially in the second quarter, driven by a gradual deceleration of contract upgrades (+5% year-on-year vs. +40% in the first quarter) and lower handset subsidies.

In the first half of the year, OIBDA reached 736 million euros (-26.8% year-on-year; -20.3% in the second quarter), with improved margins quarter-on-quarter (23.4% in the second quarter vs. 19.4% in the first quarter), leading to a 21.4% margin in the first half of the year.

CapEx to June 2012 reached 375 million euros (+9.5% year-on-year). The Company further improved the coverage and capacity of its mobile network whilst efficiencies in network rollout continued to be delivered through the refarming of 900 MHz spectrum in urban areas. The increase in CapEx demonstrates the continuing commitment to invest in the network to support a significant uplift in 3G population coverage and site rollout, and to continue to improve network quality. Despite this, the company acknowledges that there was a major outage (11th July) which impacted a significant proportion of the base, due to an unprecedented software fault. The network was stabilised and the Company is already implementing a change to the software to mitigate the risk of this happening again.

TELEFÓNICA GERMANY

Telefónica Germany posted another set of solid results in the first half of 2012, with year-on-year growth across the board in all key commercial and financial parameters of the business (customers, ARPU, revenues, OIBDA, OIBDA margin and OpCF).

January — June 2012 Results — TELEFÓNICA

The strong commercial performance continued in the second quarter, resulting in solid mobile net additions, driven by improved consumer activity and the continued good performance of business and partner channels leveraging lower churn.

To ensure that its portfolio remains relevant and competitive in the market, the Company adapted its “O2 Blue” postpay portfolio in June 2012 to include some new value-led propositions.

Additionally, the Company has adopted a value led regional propositions to take advantage of market growth opportunities and have a better approach to customer needs.

In parallel, Telefónica Germany has continued the rollout of its LTE network in urban areas, with the new LTE tariffs and devices being launched at the beginning of July. The new LTE launch will help Telefónica Germany to further differentiate its offer, reinforcing its strategy of value for money proposition. Telefónica Germany’s total access base grew 5% to reach 25.2 million at the end of June 2012. Operating highlights are as follows:

•

The contract mobile customer base continued to show strong growth (+12% year-on-year), to account for 52% of the mobile base at the end of June 2012 (+3 percentage points year-on-year). Total mobile customer base increased 6% year-on-year to reach 18.8 million accesses.

•

Solid contract net additions, which increased 5% year-on-year to 482 thousand in the first half (189 thousand in the second quarter), capitalising on the strong churn development, which led to total net additions of 454 thousand in the first half.

•

Consistent contract churn improvement to 1.5% in the first half (-0.2 percentage points year-on-year; -0.2 percentage points in the second quarter to 1.4%), while total churn stood at 2.2% in the six months to June 2012 (stable year-on-year and in the second quarter).

•	Mobile broadband penetration increased 5 percentage points year-on-year to reach 28% as a result of the market leadership in smartphone shipment share (93% of total handset shipments in the quarter).

•	Voice traffic rose by 6% year-on-year in the first half of the year (+5% in the second quarter), driven by the increasing contract base and favourable propositions.

•

ARPU[1] continued growing, with a 2.4% increase year-on-year in the first half (+2.2% in the second quarter) and sequential expansion (+3.0% vs. the first quarter), driven by the increased customer spend which reflects the successful monetization of data services, a better customer mix and the annualisation of mobile termination rate cuts.

In the first half of the year data ARPU continued to show a strong increase, growing by 12.0% (+8.8% in the second quarter), driven by the higher smartphone penetration and the success of tiered data pricing. Voice ARPU improved its trend with a decline of 4.2% year-on-year in the six months to June 2012 (-2.5% in the second quarter).

•	Retail broadband fixed internet accesses reached 2.5 million at the end of June 2012 (-5 % year-on-year).

Revenues reached 2,554 million euros in the first half of the year, with a solid year-on-year growth of 4.7% (+6.9% in the second quarter).

Total mobile revenues (1,854 million euros in the first half of 2012) rose by 7.9% year-on-year (+11.2% in the quarter), driven by the solid increase in mobile service revenues and the continued success of the “My Handy” model.

[1]	Revenues from the “My Handy” model are not being reported under mobile service revenues and are instead reported in hardware revenues, thus smartphone device sales are not being reflected in ARPU.

January — June 2012 Results — TELEFÓNICA

Mobile service revenue showed strong growth of 9.6% in the first half (+8.6% year-on-year in the second quarter), on the back of customer base expansion and ARPU growth.

Non-SMS data grew by 33.7% in the first half (+26.8% in the second quarter), being a key driver to the mobile revenue performance. Mobile data revenues grew 20.2% year-on-year in the six months to June 2012 (+16.0% in the second quarter), accounting for 44% of mobile service revenues in the second quarter (+3 percentage points year-on-year).

OIBDA reached 628 million euros, an increase of 12.5% year-on-year in the first half of the year (+12.0% in the second quarter). OIBDA margin expanded by 1.7 percentage points year-on-year in the first half to 24.6% (+1.2 percentage points in the second quarter to 25.7%), on the back of increasing mobile service revenues and continued efficiency improvements.

CapEx totalled 271 million in the first half (+11.3% year-on-year), with ongoing LTE network deployment in line with plan. It should be noted that that the year-on-year growth in the first half cannot be extrapolated to the full year given the different levels of execution of CapEx.

TELEFÓNICA CZECH REPUBLIC (Year-on-year changes in constant currency)

Telefónica Czech Republic posted better top line trends with the second quarter being the fourth consecutive period of improvement on the back of solid commercial momentum in focused areas amid high competition.

Total accesses, including Slovakia, increased by 4% year-on-year to 9.0 million at the end of June.

In terms of mobile operating performance, main highlights were:

•

The contract segment showed a solid growth of 5% in the Czech Republic, driven by continued sound trading activity and further reduction of the already low contract churn, resulting in a total mobile base of 5.0 million at the end of June 2012 (+2% year-on-year). Contract net additions in the first half totalled 64 thousand (37 thousand in the second quarter), supported by customers migrating from prepay to contract, a solid increase in the corporate segment, increasing smartphone penetration and lower churn. Total net additions totalled 26 thousand in the first half (30 thousand in the second quarter). As a result, contract customers account for 63% of the base (+2 percentage points year-on-year).

•

Telefónica Slovakia’s customer base reached 1.3 million customers (+25% year-on-year). Net additions of 86 thousand in the first half (33 thousand in the second quarter) were primarily driven by solid contract net additions (77 thousand in the first six months; 36 thousand in the second quarter), leading the contract segment to account for 46% of the base (+5 percentage points year-on-year).

•

Contract churn in the Czech business declined 0.2 percentage points year-on-year in the first half to 1.0% driving down total churn to 1.8% (-0.1 percentage points year-on-year). In the second quarter, churn remained stable year-on-year at 1.7% with contract churn declining 0.2 percentage points to 0.9%.

•	Mobile broadband penetration increased to 17% at the end of June 2012, a 3 percentage point increase year-on-year, leveraging the positive results from recent smartphone marketing campaigns.

•	Traffic grew by 7% in the first half (+6% in the second quarter), supported by successful contract propositions.

•

ARPU year-on-year decline continued to ease in the first half (-7.0%; -6.8% in the quarter, the best performance in the last six quarters). Voice ARPU dilution, driven by mobile termination rate cuts and an intense competitive environment was the key driver for ARPU decline.

January — June 2012 Results — TELEFÓNICA

The fixed business main operating highlights in the first half of 2012 were:

•	Fixed telephony accesses decline continued to decelerate with 16 thousand net losses in the quarter (45% lower than a year ago) and totalled 1.5 million at the end of June.

•

Retail broadband internet accesses grew 8% year-on-year to reach 873 thousand at the end of June (33 thousand net additions in the first half; 12 thousand in the quarter). The continued migration of existing customers with above average ARPU to VDSL (already 23% of the total retail broadband base) helped to manage ARPU and improved churn.

•	Pay TV customers at the end of June 2012 totalled 139 thousand (+7% year-on-year).

Revenues for the Czech Republic and Slovakia reached 1,000 million euros in the first six months of 2012 (-3.1% year-on-year). In the second quarter, revenues were 2.8% lower year-on-year, showing an improvement in trends for the fourth consecutive quarter. Slovakia revenues continued to show strong growth of 26.9% in the first half (+26.8% in the second quarter) and reached 93 million euros in the first half.

Fixed revenues totalled 421 million euros in the first six months of the year (-6.5% in the first half; -6.9% in the second quarter), showing a stabilisation in the revenue trends as a result of a stronger IPTV and ICT revenues flowing through.

Mobile revenues for the six months to June 2012 reached 579 million euros (-0.8% in the first half;-0.3% year-on-year in the second quarter) as mobile service revenues totalled 551 million euros in the first half of 2012 (-1.5% in the first half and in the second quarter). Mobile service revenues excluding mobile termination rate cuts increased 1.7% year-on-year in the first half (+2.2% in the second quarter), posting a quarter-on-quarter improvement. This was due to the better spend dynamics, lower SME and Corporate segments revenue dilution and improved data revenues performance in the Czech Republic.

Operating expenses remained stable year-on-year in the first half, as higher commercial costs were compensated by the savings from restructuring programs. In the first half of 2012, the Company recorded restructuring expenses of 9 million euros (7 million euros in the first half of 2011).

OIBDA in the six months to June 2012 totalled 405 million euros (-6.0% year-on-year in the first half; -6.8% year-on-year in the second quarter), with efficiency measures, sale of non-core assets (9 million euros in the first quarter of 2012) and improved profitability in Slovakia not fully compensating revenue pressure. OIBDA margin was 40.5% in the first half (-1.3 percentage points; -1.8 percentage points year-on-year in the second quarter).

CapEx reached 86 million euros in the first half of 2012 (-15.1% year-on-year). The Company continued to direct resources into quality improvement and capacity expansion of its 3G network. Additionally, the Company focused its investments into upgrading its fixed broadband network including selective fibre investments.

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA EUROPE

ACCESSES

Unaudited figures (thousands)

	2011			2012
	June	September	December	March	June	% Chg
Final Clients Accesses	99,711.0	99,703.6	99,909.7	97,849.3	97,642.2	(2.1)
Fixed telephony accesses (1)	16,520.5	16,320.9	16,158.5	16,378.5	16,178.4	(2.1)
Internet and data accesses	10,396.2	10,285.4	10,248.3	10,193.4	10,144.4	(2.4)
Narrowband	577.6	554.7	519.8	494.0	490.6	(15.1)
Broadband	9,770.4	9,682.8	9,680.4	9,651.6	9,608.0	(1.7)
Other (2)	48.1	47.8	48.2	47.7	45.9	(4.6)
Mobile accesses (3)	71,800.5	72,079.4	72,450.7	70,247.7	70,315.0	(2.1)
Prepay (4)	31,643.2	31,502.8	31,159.7	29,333.6	28,942.5	(8.5)
Contract (5)	40,157.3	40,576.6	41,291.0	40,914.1	41,372.5	3.0
Pay TV	993.9	1,017.9	1,052.2	1,029.7	1,004.4	1.1

Wholesale Accesses (6)	4,939.7	5,126.2	5,245.1	5,389.1	5,496.3	11.3

Total Accesses	104,650.8	104,829.9	105,154.8	103,238.3	103,138.5	(1.4)

TELEFÓNICA EUROPE

MOBILE ACCESSES

Unaudited figures (thousands)

	2011			2012
	June	September	December	March	June	% Chg
Prepay percentage (%)	44.1%	43.7%	43.0%	41.8%	41.2%	(2.9 p.p.	)
Contract percentage (%)	55.9%	56.3%	57.0%	58.2%	58.8%	2.9 p.p.
MBB accesses (‘000)	19,034.6	20,307.3	21,934.8	22,937.2	23,429.1	23.1
MBB penetration (%)	27%	28%	30%	33%	33%	6.8 p.p.
Smartphone penetration (%)	23%	25%	27%	31%	32%	8.4 p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL. Since the first quarter of 2012, fixed telephony accesses include 384 thousand VoIP customers in Germany and 65 thousand fixed lines in UK to homogenize these accesses to the criteria of Telefónica.
(2)	Retail circuits other than broadband.
(3)	First quarter of 2012 includes the disconnection of 2.0 million inactive accesses in Spain.
(4)	First quarter of 2012 includes the disconnection of 1.2 million inactive accesses in Spain.
(5)	First quarter of 2012 includes the disconnection of 0.8 million inactive accesses in Spain.
(6)	Includes unbundled lines by T. Germany and T. UK. In the fourth quarter of 2011, 78 thousand inactive acceses were disconnected in Germany.

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA EUROPE

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June			April - June
	2012	2011	% Chg	2012	2011	% Chg
Revenues	15,076	16,063	(6.1)	7,522	7,975	(5.7)
Internal exp. capitalized in fixed assets	238	242	(2.0)	118	122	(3.2)
Operating expenses	(10,208)	(10,340)	(1.3)	(5,018)	(5,065)	(0.9)
Supplies	(5,049)	(5,090)	(0.8)	(2,486)	(2,478)	0.3
Personnel expenses	(1,842)	(1,931)	(4.6)	(915)	(957)	(4.3)
Subcontracts	(3,015)	(2,979)	1.2	(1,451)	(1,470)	(1.3)
Bad debt provision	(133)	(155)	(14.7)	(66)	(80)	(17.9)
Taxes	(169)	(186)	(9.1)	(100)	(80)	24.8
Other net operating income (expense)	14	23	(39.7)	24	16	48.3
Gain (loss) on sale of fixed assets	68	10	n.m.	28	3	n.m.
Impairment of goodwill and other assets	(2)	(2)	38.3	(1)	(1)	6.7
Operating income before D&A (OIBDA)	5,185	5,996	(13.5)	2,672	3,049	(12.4)
OIBDA Margin	34.4%	37.3%	(2.9 p.p. )	35.5%	38.2%	(2.7 p.p. )
Depreciation and amortization	(2,494)	(2,504)	(0.4)	(1,243)	(1,209)	2.9
Operating income (OI)	2,691	3,492	(22.9)	1,429	1,840	(22.3)

Notes:

•	OIBDA and OI before management and brand fees.

•

From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T. España and T. Europe (TIWS, TNA, Jajah, Tuenti and Terra España) have been excluded from both consolidation perimeters and are included within “Other companies and eliminations”. Additionally, from the beginning of the year, the perimeter of consolidation of T. Europe includes T. España. As a result, the results of T. Europe and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect the above mentioned new organization. As this is an intragroup change, Telefónica consolidated results for 2011 are not affected.

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA EUROPE

ACCESSES BY COUNTRY

Unaudited figures (Thousands)

	2011			2012
	June	September	December	March	June	% Chg
TELEFÓNICA ESPAÑA
Final Clients Accesses	43,685.6	43,128.6	43,023.8	40,192.4	39,770.5	(9.0)
Fixed telephony accesses (1)	12,729.0	12,494.7	12,305.4	12,103.5	11,947.5	(6.1)
Naked ADSL	37.2	36.3	34.4	32.4	30.6	(17.5)
Internet and data accesses	5,802.1	5,729.6	5,710.9	5,694.6	5,706.8	(1.6)
Narrowband	113.2	103.7	84.4	78.0	77.0	(32.0)
Broadband (2)	5,669.1	5,607.3	5,608.6	5,599.5	5,613.2	(1.0)
Other (3)	19.8	18.5	17.9	17.2	16.6	(16.0)
Mobile accesses (4)	24,369.9	24,099.9	24,174.3	21,581.4	21,323.7	(12.5)
Prepay (5)	7,708.6	7,440.5	7,359.4	5,735.4	5,541.9	(28.1)
Contract (6)	16,661.3	16,659.4	16,814.9	15,846.0	15,781.8	(5.3)
Pay TV	784.6	804.4	833.2	812.9	792.4	1.0

Wholesale Accesses	3,686.4	3,854.5	4,031.9	4,150.7	4,222.4	14.5
WLR (7)	379.2	415.3	440.6	461.8	470.9	24.2
Unbundled loops	2,654.2	2,752.2	2,881.1	2,984.1	3,060.7	15.3
Shared ULL	223.7	215.0	205.0	194.8	192.5	(13.9)
Full ULL (8)	2,430.4	2,537.2	2,676.1	2,789.3	2,868.2	18.0
Wholesale ADSL	652.3	686.3	709.6	704.1	690.2	5.8
Other (9)	0.7	0.7	0.6	0.6	0.6	(22.8)

Total Accesses	47,372.0	46,983.1	47,055.7	44,343.1	43,992.9	(7.1)

TELEFÓNICA UK
Final Clients Accesses	22,931.3	23,021.2	23,003.9	23,258.9	23,312.2	1.7
Fixed telephony accesses (1)	135.9	182.3	216.1	315.8	338.2	148.9
Internet and data accesses	652.9	625.3	620.3	617.8	602.0	(7.8)
Broadband	652.9	625.3	620.3	617.8	602.0	(7.8)
Mobile accesses	22,142.6	22,213.6	22,167.5	22,325.4	22,372.0	1.0
Prepay	11,468.0	11,448.2	11,227.3	11,162.6	10,958.5	(4.4)
Contract	10,674.6	10,765.4	10,940.3	11,162.8	11,413.5	6.9
Wholesale Accesses (10)	—	22.6	26.7	31.4	34.1	n.a.

Total Accesses	22,931.3	23,043.8	23,030.7	23,290.3	23,346.2	1.8

TELEFÓNICA GERMANY
Final Clients Accesses	22,849.5	23,219.7	23,440.9	23,943.3	24,070.1	5.3
Fixed telephony accesses (1)	2,044.8	2,042.1	2,055.1	2,403.5	2,352.5	15.0
Internet and data accesses	2,977.2	2,949.2	2,922.3	2,865.6	2,810.8	(5.6)
Narrowband	356.8	346.7	334.6	319.0	319.7	(10.4)
Broadband	2,620.4	2,602.5	2,587.7	2,546.6	2,491.1	(4.9)
Mobile accesses	17,748.0	18,145.6	18,380.1	18,595.5	18,834.2	6.1
Prepay	9,035.1	9,180.7	9,144.5	9,066.3	9,116.1	0.9
Contract	8,712.8	8,964.9	9,235.7	9,529.2	9,718.1	11.5
Pay TV	79.5	82.8	83.3	78.7	72.7	(8.6)
Wholesale Accesses (11)	1,118.2	1,112.3	1,042.4	1,059.1	1,088.8	(2.6)

Total Accesses	23,967.7	24,332.0	24,483.2	25,002.3	25,158.9	5.0

TELEFÓNICA IRELAND
Internet and data accesses	18.5	21.3	24.2	26.4	28.7	55.5
Broadband	18.5	21.3	24.2	26.4	28.7	55.5
Mobile accesses	1,668.8	1,659.1	1,622.9	1,590.5	1,567.2	(6.1)
Prepay	927.1	912.5	870.1	830.0	796.3	(14.1)
Contract	741.7	746.6	752.9	760.5	770.9	3.9

Total Accesses	1,687.2	1,680.4	1,647.2	1,616.9	1,596.0	(5.4)

TELEFÓNICA CZECH REPUBLIC
Final Clients Accesses	7,554.7	7,574.7	7,629.8	7,620.9	7,643.1	1.2
Fixed telephony accesses (1)	1,610.8	1,601.9	1,581.9	1,555.8	1,540.2	(4.4)
Naked ADSL	198.2	222.1	237.4	247.2	263.4	32.9
VoIP	47.1	50.1	52.1	63.5	67.4	43.2
Internet and data accesses	945.6	960.0	970.6	989.0	996.1	5.3
Narrowband	107.6	104.3	100.7	97.1	93.9	(12.8)
Broadband	809.6	826.4	839.6	861.4	872.9	7.8
Other (12)	28.3	29.3	30.3	30.5	29.3	3.3
Mobile accesses	4,868.6	4,882.2	4,941.7	4,938.0	4,967.6	2.0
Prepay	1,912.3	1,886.9	1,892.4	1,861.3	1,854.1	(3.0)
Contract	2,956.4	2,995.4	3,049.3	3,076.7	3,113.5	5.3
Pay TV	129.8	130.6	135.6	138.1	139.2	7.3
Wholesale Accesses	135.1	136.8	144.1	147.9	151.1	11.8

Total Accesses	7,689.9	7,711.5	7,773.9	7,768.8	7,794.2	1.4

TELEFÓNICA SLOVAKIA
Mobile accesses	1,002.6	1,079.0	1,164.1	1,216.9	1,250.3	24.7
Prepay	592.1	634.1	666.1	678.1	675.6	14.1
Contract	410.5	444.9	498.0	538.8	574.7	40.0

Total Accesses	1,002.6	1,079.0	1,164.1	1,216.9	1,250.3	24.7

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL. Since the first quarter of 2012, fixed telephony accesses include 384 thousand VoIP customers in Germany and 65 thousand fixed lines in UK to homogenize these accesses to the criteria of Telefónica.
(2)	ADSL, satellite, optical fiber and broadband circuits.
(3)	Leased lines.
(4)	First quarter of 2012 includes the disconnection of 2.0 million inactive accesses.
(5)	First quarter of 2012 includes the disconnection of 1.2 million inactive accesses.
(6)	First quarter of 2012 includes the disconnection of 0.8 million inactive accesses.
(7)	Wholesale Line Rental.
(8)	Includes naked shared loops.
(9)	Wholesale circuits.
(10)	Includes Unbundled Lines by T. UK.
(11)	Includes Unbundled Lines by T. Germany. In the fourth quarter of 2011, 78 thousand inactive acceses were disconnected in Germany.
(12)	Retail circuits other than broadband.

•

Accesses in UK and Ireland show a more detailed split than in previous quarters: Telefónica UK details fixed telephony and wholesale acccesses and Telefonica Ireland, Internet and data accesses, which all were previously recorded within T. Europe.

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA EUROPE

SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY

Unaudited figures

	2011			2012
	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
TELEFÓNICA ESPAÑA
Traffic (Million minutes)	10,229	10,068	9,677	9,346	9,236	(9.7)
ARPU (EUR) (1)	23.2	23.4	21.5	21.9	21.5	(7.5)
Prepay (2)	9.5	9.6	8.4	9.3	9.2	(3.7)
Contract (3)	29.6	29.7	27.3	26.7	25.8	(12.7)
Data ARPU (EUR)	5.8	6.2	6.3	6.5	6.5	12.2
% non-SMS over data revenues	73.3%	75.4%	77.2%	82.0%	84.3%	11.0 p.p.

TELEFÓNICA UK
Traffic (Million minutes)	13,139	12,920	12,690	12,254	12,008	(8.6)
ARPU (EUR)	22.6	23.1	22.9	22.8	22.4	(8.8)
Prepay	10.1	10.1	10.1	9.9	9.5	(13.2)
Contract	36.1	37.0	36.2	35.8	35.1	(10.8)
Data ARPU (EUR)	10.3	10.6	10.7	10.9	11.4	2.1
% non-SMS over data revenues	40.2%	41.7%	42.3%	43.6%	46.7%	6.5 p.p.

TELEFÓNICA GERMANY
Traffic (Million minutes)	7,018	6,907	7,208	7,365	7,399	5.4
ARPU (EUR)	13.6	14.0	13.8	13.5	13.9	2.2
Prepay	5.7	5.8	5.8	5.3	5.5	(3.5)
Contract	21.8	22.5	21.8	21.4	21.7	(0.1)
Data ARPU (EUR)	5.6	5.8	5.9	6.0	6.1	8.8
% non-SMS over data revenues	50.2%	51.6%	52.0%	53.9%	54.9%	4.7 p.p.

TELEFÓNICA IRELAND
Traffic (Million minutes)	1,140	1,088	1,048	1,004	991	(13.1)
ARPU (EUR)	34.0	32.5	31.3	29.2	29.9	(12.1)
Prepay	22.4	21.6	21.1	19.5	20.4	(9.1)
Contract	48.5	45.9	43.4	40.1	39.9	(17.8)
Data ARPU (EUR)	13.0	13.0	13.0	13.0	13.6	4.2
% non-SMS over data revenues	43.0%	44.7%	42.9%	45.7%	47.2%	4.2 p.p.

TELEFÓNICA CZECH REPUBLIC (4)
Traffic (Million minutes)	2,274	2,213	2,310	2,330	2,404	5.7
ARPU (EUR)	17.6	17.4	16.5	15.7	15.8	(6.8)
Prepay	7.8	7.7	7.3	6.8	7.2	(4.6)
Contract	24.1	23.6	22.3	21.1	21.0	(9.4)
Data ARPU (EUR)	4.7	4.9	4.7	4.4	4.4	(2.0)
% non-SMS over data revenues	44.7%	45.3%	45.5%	45.6%	45.2%	0.5 p.p.

(1)	ARPU and year-on-year change affected by the disconnection of 2.0 million inactive accesses in the first quarter of 2012.
(2)	ARPU and year-on-year change affected by the disconnection of 1.2 million inactive accesses in the first quarter of 2012.
(3)	ARPU and year-on-year change affected by the disconnection of 0.8 million inactive accesses in the first quarter of 2012.
(4)	KPIs for mobile business in Czech Republic do not include Slovakia.

Notes:

•	ARPU calculated as monthly quarterly average.

•

Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA EUROPE

CUMULATIVE SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY

Unaudited figures

	2011			2012
	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
TELEFÓNICA ESPAÑA
Traffic (Million minutes)	20,165	30,233	39,909	9,346	18,581	(7.9)
ARPU (EUR) (1)	23.2	23.3	22.9	21.9	21.8	(6.2)
Prepay (2)	9.6	9.6	9.3	9.3	9.3	(2.2)
Contract (3)	29.7	29.7	29.1	26.7	26.3	(11.4)
Data ARPU (EUR)	5.8	5.9	6.0	6.5	6.5	13.7
% non-SMS over data revenues	72.7%	73.6%	74.6%	82.0%	83.1%	10.5 p.p.

TELEFÓNICA UK
Traffic (Million minutes)	26,639	39,560	52,250	12,254	24,263	(8.9)
ARPU (EUR)	23.4	23.3	23.2	22.8	22.6	(8.5)
Prepay	10.5	10.3	10.3	9.9	9.7	(12.0)
Contract	37.5	37.4	37.1	35.8	35.4	(10.6)
Data ARPU (EUR)	10.4	10.5	10.5	10.9	11.2	1.7
% non-SMS over data revenues	38.9%	39.8%	40.5%	43.6%	45.2%	6.3 p.p.

TELEFÓNICA GERMANY
Traffic (Million minutes)	13,877	20,785	27,993	7,365	14,763	6.4
ARPU (EUR)	13.4	13.6	13.6	13.5	13.7	2.4
Prepay	5.6	5.7	5.7	5.3	5.4	(3.1)
Contract	21.5	21.9	21.9	21.4	21.6	0.1
Data ARPU (EUR)	5.4	5.5	5.6	6.0	6.1	12.0
% non-SMS over data revenues	48.9%	49.8%	50.4%	53.9%	54.4%	5.5 p.p.

TELEFÓNICA IRELAND
Traffic (Million minutes)	2,257	3,345	4,394	1,004	1,995	(11.6)
ARPU (EUR)	34.2	33.6	33.1	29.2	29.5	(13.6)
Prepay	21.3	21.4	21.3	19.5	19.9	(6.2)
Contract	50.8	49.1	47.7	40.1	40.0	(21.2)
Data ARPU (EUR)	13.7	13.5	13.4	13.0	13.3	(2.8)
% non-SMS over data revenues	40.1%	41.6%	41.9%	45.7%	46.5%	6.4 p.p.

TELEFÓNICA CZECH REPUBLIC (4)
Traffic (Million minutes)	4,433	6,645	8,956	2,330	4,734	6.8
ARPU (EUR)	17.5	17.5	17.2	15.7	15.8	(7.0)
Prepay	7.6	7.7	7.6	6.8	7.0	(5.3)
Contract	24.1	23.9	23.5	21.1	21.1	(9.7)
Data ARPU (EUR)	4.7	4.8	4.8	4.4	4.4	(2.6)
% non-SMS over data revenues	45.1%	45.2%	45.3%	45.6%	45.4%	0.3 p.p.

(1)	ARPU and year-on-year change affected by the disconnection of 2.0 million inactive accesses in the first quarter of 2012.
(2)	ARPU and year-on-year change affected by the disconnection of 1.2 million inactive accesses in the first quarter of 2012.
(3)	ARPU and year-on-year change affected by the disconnection of 0.8 million inactive accesses in the first quarter of 2012.
(4)	KPIs for mobile business in Czech Republic do not include Slovakia.

Notes:

•	ARPU calculated as monthly quarterly average of each period.

•

Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — June 2012 Results — TELEFÓNICA

TELEFÓNICA EUROPE

SELECTED FINANCIAL DATA BY COUNTRY

Unaudited figures (Euros in millions)

	January - March				April - June
	2012	2011	% Chg	% Chg Local Cur	2012	2011	% Chg	% Chg Local Cur
TELEFÓNICA ESPAÑA
Revenues	7,720	8,744	(11.7)		3,821	4,375	(12.7)
Wireless Business	3,378	3,951	(14.5)		1,673	1,974	(15.3)
Wireless service revenues	2,723	3,325	(18.1)		1,369	1,679	(18.4)
Wireless data revenues	816	808	1.0		403	406	(0.7)
Handset revenues	655	626	4.6		304	296	2.6
Wireline Business	4,876	5,350	(8.9)		2,383	2,673	(10.8)
FBB and new services (1)	2,239	2,354	(4.9)		1,110	1,182	(6.1)
Voice & access revenues	2,374	2,707	(12.3)		1,156	1,344	(14.0)
Others	264	288	(8.6)		117	146	(19.7)
OIBDA	3,387	3,922	(13.6)		1,718	1,991	(13.7)
OIBDA margin	43.9%	44.8%	(1.0 p.p. )		45.0%	45.5%	(0.5 p.p. )
CapEx	787	902	(12.7)		431	516	(16.5)
OpCF (OIBDA-CapEx)	2,600	3,020	(13.9)		1,287	1,475	(12.7)

TELEFÓNICA UK
Revenues	3,437	3,451	(0.4)	(5.7)	1,718	1,664	3.3	(5.3)
Service revenues	3,028	3,126	(3.1)	(8.2)	1,510	1,507	0.2	(8.1)
Data revenues	1,492	1,385	7.7	2.0	767	685	11.9	2.8
Handset revenues and other	409	326	25.5	18.9	208	157	32.4	21.5
OIBDA	736	953	(22.8)	(26.8)	402	464	(13.3)	(20.3)
OIBDA Margin	21.4%	27.6%	(6.2 p.p. )		23.4%	27.9%	(4.5 p.p. )
CapEx	375	324	15.6	9.5	177	161	9.5	0.4
OpCF (OIBDA-CapEx)	361	629	(42.6)	(45.6)	225	303	(25.5)	(31.3)

TELEFÓNICA GERMANY
Revenues	2,554	2,440	4.7		1,295	1,212	6.9
Wireless Business	1,854	1,719	7.9		950	855	11.2
Wireless service revenues	1,548	1,413	9.6		789	727	8.6
Wireless data revenues	680	566	20.2		344	296	16.0
Handset revenues	307	306	0.2		161	128	25.3
Wireline Business	697	719	(3.0)		344	356	(3.2)
FBB and new services (1)	501	556	(9.9)		250	266	(6.0)
Voice & access revenues	189	154	23.2		92	87	5.9
Others	7	9	(27.2)		2	3	(19.9)
OIBDA	628	558	12.5		333	297	12.0
OIBDA margin	24.6%	22.9%	1.7 p.p.		25.7%	24.5%	1.2 p.p.
CapEx	271	243	11.3		136	129	5.4
OpCF (OIBDA-CapEx)	357	315	13.4		196	168	17.0

TELEFÓNICA IRELAND
Revenues	313	372	(15.9)		158	185	(14.8)
Service revenues	288	352	(18.2)		145	174	(17.1)
Data revenues	127	138	(7.8)		64	65	(1.5)
Handset revenues and other	24	20	25.3		13	10	23.9
OIBDA	57	112	(49.3)		26	59	(55.5)
OIBDA Margin	18.2%	30.2%	(12.0 p.p. )		16.6%	31.8%	(15.2 p.p. )
CapEx	33	26	27.9		19	16	16.7
OpCF (OIBDA-CapEx)	24	87	(72.2)		7	42	(83.2)

TELEFÓNICA CZECH REPUBLIC (2)
Revenues	1,000	1,064	(6.0)	(3.1)	504	536	(6.0)	(2.8)
Wireless Business	579	600	(3.4)	(0.8)	294	303	(3.0)	(0.3)
Wireless service revenues	551	574	(4.1)	(1.5)	279	291	(4.2)	(1.5)
Wireless data revenues	151	150	0.1	3.0	76	75	0.5	3.9
Handset revenues	29	25	12.8	16.3	15	13	23.9	27.7
Wireline Business	421	464	(9.4)	(6.5)	210	233	(9.9)	(6.9)
FBB and new services (1)	198	213	(7.1)	(4.2)	99	107	(7.7)	(4.6)
Voice & access revenues	220	248	(11.3)	(8.6)	110	125	(11.8)	(8.9)
Others	2	3	(9.5)	(6.7)	1	1	(3.0)	0.2
OIBDA	405	445	(8.9)	(6.0)	204	226	(10.0)	(6.8)
OIBDA margin	40.5%	41.8%	(1.3 p.p. )		40.5%	42.3%	(1.8 p.p. )
CapEx	86	105	(17.7)	(15.1)	47	59	(19.4)	(16.6)
OpCF (OIBDA-CapEx)	319	340	(6.2)	(3.2)	157	168	(6.7)	(3.3)

Notes:

•	OIBDA before management and brand fees.

•

From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T. España and T. Europe (TIWS, TNA, Jajah, Tuenti and Terra España) have been excluded from both consolidation perimeters and are included within “Other companies and eliminations”. Additionally, from the beginning of the year, the perimeter of consolidation of T. Europe includes T. España. As a result, the results of T. Europe and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect the above mentioned new organization. As this is an intragroup change, Telefónica consolidated results for 2011 are not affected.

(1)	Includes FBB conectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over conectivity.
(2)	Includes Slovakia.

January — June 2012 Results — TELEFÓNICA

Other Companies

Atento

ATENTO

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June			April - June
	2012	2011	% Chg	2012	2011	% Chg
Revenues	948	893	6.3	465	446	4.2
Operating expenses	(837)	(800)	4.6	(403)	(398)	1.3
Supplies	(46)	(48)	(4.7)	(21)	(24)	(10.8)
Personnel expenses	(662)	(625)	6.0	(318)	(309)	2.8
Subcontracts	(124)	(122)	1.6	(62)	(63)	(1.7)
Bad debt provision	(0)	(2)	n.m.	0	(0)	n.m.
Taxes	(4)	(3)	36.8	(2)	(2)	23.3
Other net operating income (expense)	1	0	n.m.	0	0	n.m.
Gain (loss) on sale of fixed assets	(1)	(0)	n.m.	(1)	(0)	n.m.
Operating income before D&A (OIBDA)	111	93	20.0	62	48	28.2
OIBDA Margin	11.7%	10.4%	1.3 p.p.	13.3%	10.8%	2.5 p.p.
Depreciation and amortization	(36)	(30)	20.0	(18)	(14)	27.1
Operating income (OI)	75	63	20.0	44	34	28.6
OI Margin	7.9%	7.0%	0.9 p.p.	9.4%	7.6%	1.8 p.p.

Notes:

•	2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela in both years.

•

As Atento leases buildings and equipment in the regions in which the Company conducts operations to serve its clients rather than purchase those buildings and equipment as some of its competitors do. Atento’s operating expenses, and OIBDA, are negatively affected when compared to competitors, while Atento’s depreciation charges are positively affected. Consequently, OI would be the most comparable metric to follow.

January — June 2012 Results — TELEFÓNICA

ADDENDA

Key Holdings of the Telefónica Group

TELEFONICA LATINOAMERICA

% Stake
Telefónica Móviles Perú	100.0
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles México	100.0
Telefónica Móviles Guatemala	100.0
Telefónica Venezolana	100.0
Telefónica Ecuador	100.0
Telefónica Móviles Panamá	100.0
Telefónica Móviles Uruguay	100.0
Telefonía Celular Nicaragua	100.0
Telefónica Costa Rica	100.0
Telefónica Móviles El Salvador	99.2
Telefónica del Perú	98.9
Telefónica Chile	97.9
Telefónica Brasil (1)	73.9
Telefónica Telecom (2)	70.0

(1)	It includes 100% of Vivo.
(2)	% of share capital after the merger process with Telefónica Móviles Colombia.

TELEFONICA EUROPE

% Stake
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telefónica Reino Unido	100.0
Telefónica Alemania	100.0
Telefónica República Checa (1) (2)	69.4
Telefónica Irlanda	100.0
Tesco Mobile	50.0
Telyco	100.0
T. Soluciones de Informatica y Comunicaciones de España	100.0
Telefónica Telecomunic. Públicas	100.0
Iberbanda	100.0
Be	100.0
Acens Technologies	100.0

(1)	69.6% including treasury shares.
(2)	It includes 100% of Telefónica Slovakia.

OTHER STAKES

% Stake
Atento	100.0
Telefónica de Contenidos	100.0
T. Intern. Wholesale Serv. (TIWS)	100.0
Jajah	100.0
Tuenti	91.4
Telco SpA (1)	46.2
DTS, Distribuidora de Televisión Digital	22.0
Hispasat	13.2
China Unicom (2)	9.6
Amper	5.8
Portugal Telecom	2.0
BBVA	0.9

(1)	Telefónica holds an indirect stake of the ordinary share capital (with voting rights) of Telecom Italia through Telco of approximately 10.46%. If we take into account the saving shares (azioni di risparmio), which do not have voting rights, the indirect stake of Telefónica over Telecom Italia would be 7.19%.
(2)	The stake will be 5.01% after the regulatory approval of the sale of the 4.56% stake announced in June.

January — June 2012 Results — TELEFÓNICA

ADDENDA

Changes to the Perimeter

The main changes in the perimeter of consolidation in the first half of 2012 were as follows:

•

On 29 June the merger process between Telefónica Móviles Colombia, S.A. and Colombia Telecomunicaciones, S.A. ESP was completed, resulting in a company in which Telefónica holds a 70% stake. This company is still fully consolidated.

January — June 2012 Results — TELEFÓNICA

DISCLAIMER

This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.

Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

Investor Relations

Distrito C — Ronda de la Comunicación s/n

28050 Madrid (Spain)

Phone: +34 91 482 87 00

Fax: +34 91 482 85 99

María García-Legaz (maria.garcialegaz@telefonica.es)

Isabel Beltrán (i.beltran@telefonica.es)

Pablo Eguirón (pablo.eguiron@telefonica.es)

ir@telefonica.es

http://www.telefonica.com/en/shareholders_investors/

jsp/home/home.jsp

January — June 2012 Results — TELEFÓNICA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 25th, 2012	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer